

Delivering Value: Building and Enhancing Assets



PEOPLES
ENERGY.

2002 Annual Report



Geographical Focus	2002 Highlights	Operating and Equity Investment Income – (dollars in millions)
City of Chicago and 54 communities in northeastern Illinois.	• Reduced capital spending by 5 percent. • Enhanced operating efficiencies through special retirement program. • Earned return on equity of 12.5 percent. • Reduced customer receivables by $120 million.	 179.5* 201.7* 184.3* 00 01 02 (14%) 4% (12%) Percent colder (warmer) than normal * Before Special Items
Primarily northern Illinois with development opportunities in other high-demand markets.	• Successfully financed Elwood facility with nonrecourse financing. • Initiated operation of Southeast Chicago Energy Project. • Obtained all major permits for 280-megawatt New Mexico facility.	 11.5 19.9 26.6* 00 01 02 * Before Project Financing
Midwest region.	• Penetrated Wisconsin markets. • Became fuel manager for two gas-fired electric generation plants.	 10.4 18.0 12.8 00 01 02
Northern Illinois.	• Increased operating results by $4.5 million. • Certified to provide gas supplies to Illinois residential customers. • Designated by Illinois Manufacturers' Association as preferred natural gas supplier.	 (4.2) (3.0) 1.5 00 01 02
Houston-based operations, with production primarily in Texas, Louisiana, and the San Juan basin.	• Increased net production by 21 percent. • Achieved 91 percent drilling success rate. • Replaced 150 percent of 2002 production with new reserves.	 3.5 19.1 16.1 00 01 02





Peoples Energy	Business Description	Key Assets
Gas Distribution	Two regulated utilities that purchase, store, distribute, transport, and sell natural gas to approximately one million retail customers.	Gas distribution system comprising 6,000 miles of gas main. The system also includes a storage facility in central Illinois and a pipeline which connects the storage facility and six major interstate pipelines to the City of Chicago.
Power Generation	Develops, constructs, operates, and owns strategically located natural gas-fired electric generation facilities, which are supported by long-term contracts with electric utilities and marketers.	Partnership interests totaling 805 megawatts of electric generating capacity.
Midstream Services	Provides hub services and other wholesale energy products and services that provide value to marketers, utilities, pipelines, and gas-fired power generation facilities.	Access to the firm's storage facility and six interstate pipeline connections. Operates a natural gas liquids peaking facility.
Retail Energy Services	Provides value-added gas, electricity, and energy management services to industrial, commercial, and residential users seeking alternatives to traditional utility service.	More than 11,000 customers. Strength of Peoples Energy brand.
Oil & Gas Production	Acquires, develops, and operates oil and gas properties with proven production reserves and upside potential. Adds value through low- to moderate-risk drilling programs, production enhancements, and reservoir optimization.	Proven oil and gas reserves of 135 billion cubic feet of gas equivalent.



Peoples Energy is a solid company, delivering value with a strong, improving balance sheet and businesses that are grounded in operating assets. Our core gas utility operations continue to provide reliable cash flows, and our risk-managed approach to diversification is paying off with businesses that generate significant operating and equity investment income.

Financial Highlights

(Dollars in Millions, except earnings per share) For Fiscal Years Ended September 30,	2002	2001	Percent Change
Financial Data			
Revenues	$1,482.5	$2,270.2	(34.7)
Operating and Equity Investment Income	$ 182.1	$ 205.1	(11.2)
Operating and Equity Investment Income Before Special Items(1)	$ 199.1	$ 229.4	(13.2)
Net Income	$ 89.1	$ 96.9	(8.0)
Net Income Before Special Items(1)	$ 99.3	$ 111.6	(11.0)
Basic and Diluted Earnings Per Share	$ 2.51	$ 2.74	(8.4)
Basic Earnings Per Share Before Special Items(1)	$ 2.80	$ 3.16	(11.4)
Diluted Earnings Per Share Before Special Items(1)	$ 2.80	$ 3.15	(11.1)
Total Assets at September 30	$2,727.6	$2,982.9	(8.6)
Fixed Charges Coverage Ratio	3.62	2.95	23.1
Operating Data			
Gas Distribution Deliveries *(billion cubic feet)*	224.6	249.2	(9.9)
Degree Days as a Percent of Normal *(6,427)*	88%	104%	(15.4)
Degree Days *(actual)*	5,639	6,713	(16.0)
Gas Distribution Capital Spending	$ 92.7	$ 97.7	(5.5)
Diversified Businesses Capital Spending	$ 108.2	$ 166.5	(37.8)
Gas Distribution and Corporate Employees at September 30	2,368	2,521	(6.1)
Diversified Businesses Employees at September 30	111	108	2.8
Oil and Gas Proved Reserves *(billion cubic feet equivalent)*	134.5	128.5	4.7
Average Production *(million cubic feet of gas equivalent per day)*	53.0	43.9	20.7
Retail Energy Gas and Electric Customers	11,388	13,780	(17.4)
Megawatt Capacity	805	675	15.6
Total Debt/Total Debt Plus Equity			
Total Debt *(including short-term)*	$ 931.9	$1,251.8	(25.6)
Total Equity	$ 806.3	$ 798.6	1.0
Percentage of Total Debt to Total Debt Plus Equity	54%	61%	(11.5)
Common Stock Data			
Market Price *(year-end closing)*	$ 33.69	$ 39.76	(15.3)
Price-Earnings Ratio	13.4	14.5	(7.6)
Dividend Yield	6.2%	5.1%	21.6
Annualized Dividend Rate	$ 2.08	$ 2.04	2.0
Dividends Declared as a Percent of Net Income	82%	74%	10.8
Book Value Per Share — Year-End	$ 22.74	$ 22.56	0.8
Return on Common Equity — Year-End	11.0%	12.1%	(9.1)
Average Shares Outstanding *(thousands)*	35,454	35,380	0.2
Number of Shareowners	21,688	22,442	(3.4)

(1) Special items related to an adjustment to the company's reserve for uncollectible accounts in both fiscal years, cost associated with special retirement program and activity associated with the mercury program in fiscal 2001. See Management's Discussion and Analysis of Results of Operations and Financial Condition — Summary Section.

Operating and Equity Investment Income
(dollars in millions)



154.9
8.9
179.5*
20.6
201.7*
53.2
184.3*
39.8
99
00
01
02

Gas Distribution | Diversified Businesses
* Before Special Items

Diluted Earnings Per Share
(dollars)



2.25
2.52
2.62*
2.34
3.15*
2.74
2.80*
2.51
98
99
00
01
02

* Before Special Items

To Our Shareholders

Fiscal 2002 will be remembered as one of the most tumultuous 12 months in the history of the energy industry, resulting in unprecedented challenges for our company and energy firms across the country. Yet following a year that left many energy companies struggling or defunct, Peoples Energy remains a solid company, delivering value with a strong, improving balance sheet and businesses that are grounded in operating assets. Our core gas utility operations continue to provide reliable cash flows, and our risk-managed approach to diversification is paying off with businesses that generate significant operating and equity investment income.

Indeed, we earned a solid 11 percent return on equity in fiscal 2002, despite extremely warm weather. Before special items in both periods, net income for fiscal 2002 amounted to $99.3 million, compared with $111.6 million in fiscal 2001. Earnings per share declined to $2.80 from $3.15 in fiscal 2001. The decline in earnings resulted mostly from weather that was 12 percent warmer than normal and 16 percent warmer than in fiscal 2001. Another factor was a decline in pension credits, as poor stock market performance continued to have an adverse effect on our pension costs and those of many other companies.

Despite lower earnings, Peoples Energy's performance in fiscal 2002 was marked by positive developments in each of its business segments:

- Gas Distribution continued to earn solid returns by achieving new efficiencies in capital expenditures and operating costs.
- Midstream Services emerged unscathed from the Enron bankruptcy and achieved record results in its Peoples Gas hub operations.
- Retail Energy Services achieved profitability for the first time and is well-positioned to sustain positive operating results.
- Power Generation partnered with Exelon to put into service the Southeast Chicago Energy Project, a 350-megawatt gas-fired power generation plant.
- Oil and Gas Production continued to grow both production and reserves, helped by a 91 percent drilling success rate.

In addition, Peoples Energy raised its dividend for the 18th time in the last 19 years, increasing the per-share rate to $2.08.

A winning business strategy

Our successes stem from a corporate strategy that seeks, first and foremost, to enhance the operations of our core business—our Chicago-based utility operations. We strive for operational excellence in our Gas Distribution business, continually implementing best practices to deliver the highest quality service and improve the efficiency of operations. In our diversified energy businesses, our strategic aim is to add value to new and existing assets through efficient management, enhancement, and optimization. In all of our businesses, we seek ways to reduce downside potential. Our goal is simple: *Deliver results while managing risk.*

"Our successes stem from a corporate strategy that seeks, first and foremost, to enhance the operations of our core business—our Chicago-based utility operations."

The value of our attention to risk management was manifest in the troubled environment of fiscal 2002. In our Gas Distribution business, for example, the negative impact on earnings from extremely warm weather was partially mitigated by $9 million in benefits from our weather insurance policy, which we have had in place since fiscal 2000 and which continues through fiscal 2004. Similarly, a collapse in wholesale power prices in 2002 did not hurt profits for our Power Generation business because long-term contracts for both its facilities provide fixed revenues irrespective of market power prices. Also, our Oil and Gas Production business hedged 90 percent of its 2002 production, thus mitigating the effect of falling gas prices.

New risk-management initiatives in 2002 included a gas-supply hedging program for the utilities designed to limit the impact of higher gas prices on customer bills. Our objective is to protect our utility customers from the worst effects of severe price spikes in the natural gas marketplace, such as the one experienced in fiscal 2001. Unpaid gas utility bills from that period carried over into fiscal 2002, resulting in a special charge of $17 million. We have undertaken several initiatives to reduce the likelihood that such a measure would be necessary in the future.

Strong business fundamentals

Financial strength has become more important than ever in the current business environment. In fiscal 2002, we reinforced our solid financial underpinnings by retiring $300 million of debt, significantly strengthening our balance sheet and credit ratios. Our debt ratio stood at 54 percent at year's end, down from 61 percent a year ago, and our liquidity remains excellent.

Despite these improvements, two major rating agencies—Moody's Investor Service and Standard and Poor's—downgraded the credit rating on our debt. While we were disappointed with these actions, we retain strong debt ratings that support ready access to the capital markets.

Our financial strength is only one of the considerable assets that drive our business success. Indeed, our gas distribution utilities are located in an excellent market and have a good mix of residential, commercial, and industrial customers—one million in all. Our geographical location in the Midwest—at the crossroads of several gas pipelines—provides us with access to a variety of production areas, giving us the leverage to achieve competitive pricing for supplies and creating opportunities for our Midstream Services business. Natural gas remains a highly attractive fuel in our service areas, with a significant price advantage over competing fuels and an enviable environmental reputation.

Excellent growth prospects

With these foundations, we expect our corporate strategy to deliver long-term annual earnings growth of 5 percent. Coupled with our strong dividend, which currently yields 6 percent, this would provide an attractive shareholder return of 11 percent.

"Peoples Energy is well prepared to meet the requirements of new rules and regulations that are being put in place for financial reporting."

Our utilities will continue as our core operations, contributing 75 percent or more of future earnings. These businesses will benefit from a stable-to-growing market and a continued focus on efficiency. The City of Chicago, our primary service territory, continues to develop as a world-class location to live and work. Contrary to the trend in most cities in the industrial Midwest and Northeast, Chicago increased its population in the past decade and saw vigorous housing and commercial development in the central city. All this bodes well for the long-term outlook for our utilities.

Building on the strong foundation of our utility markets, a significant component of growth will come from our diversified energy businesses. To achieve our goal, we will maximize the value of our businesses through prudent management and pursue new investments and acquisitions that leverage or complement our existing assets and business operations. In making acquisitions, we will stick to our discipline, considering only those investment opportunities that offer solid returns and the potential for us to add significant value.

In the short term, we anticipate that achieving earnings growth in fiscal 2003 will be a challenge. Increased operating earnings from our gas distribution and diversified energy businesses will be mostly offset by sharply lower pension credits. Earnings will improve significantly on a cash basis, however, because pension credits represent noncash income. We also expect the new year to benefit from an improved asset-acquisition environment, enabling us to increase revenue streams with new value-adding assets.

Integrity at the forefront

As we all know, the issues of corporate governance and the integrity of financial reporting have been very much in the spotlight over the last year. Integrity is an important value at Peoples Energy, and one that is shared by employees at every level. Our management has always worked closely with our board of directors to maintain the accuracy and completeness of the company's financial reports. Our board is knowledgeable and readily meets the tests of qualification under new rules and regulations. Last year, in fact, we further strengthened our board by welcoming as a new director Professor Dipak C. Jain, dean of Northwestern University's Kellogg School of Management, one of the nation's leading business schools.

In 2002, the Audit Committee of the board of directors engaged a new external auditor, Deloitte and Touche, after a careful review of several candidates. We are confident that Deloitte will provide excellent and uncompromising independent audit service to the company's shareholders.

Peoples Energy is well prepared to meet the requirements of new rules and regulations that are being put in place for financial reporting. We signaled that readiness last summer by complying promptly with the certification processes of the Securities and Exchange Commission and the Sarbanes-Oxley Act. However, we are avoiding premature reaction to standards that are still in development. With respect to expensing stock options, for



Thomas M. Patrick

Chairman, President and CEO

example, we are not taking any action until a new rule is issued that provides a clear understanding of its requirements. In any event, implementation of such a rule will have only a minimal impact on our earnings, given our limited use of options.

Well-positioned for future challenges

Our accomplishments in 2002 proved that we have what it takes to succeed in challenging business environments: solid assets that provide a sound foundation; talented and committed employees; an established position in the Midwest energy marketplace; energy businesses that leverage our strengths and add value to our company; a strategic emphasis on managing risk; and a management team that is committed to maintaining integrity in our financial reporting and at every level of our operations.

Our solid position going forward owes much to Dick Terry, whose vision and leadership guided our company successfully through the past decade. Dick retired as Chairman and CEO in August upon reaching age 65, taking with him our deep appreciation for his many contributions to the company over his 30-year career. I am personally grateful to have had an opportunity to work alongside Dick and learn from him over the years, and I join the entire company in wishing him a fulfilling and active retirement.

Dick was the most recent in a long line of distinguished leaders who have successfully steered this company through its 150-year history—a history marked by repeated changes in our business as the company adapted to an ever-changing environment. As I embark on my own term as CEO, I will continue to draw on the values and spirit that have long served the company so well. Our management team will conduct our business with integrity and with concern for the needs of our customers. We will attract, develop and retain a diverse employee base committed to excellence and success. We will work to sustain and improve the communities where we do business. And we will commit ourselves every day to growing value for you, our shareholders, through the prudent stewardship of your company.

Thank you for your support. I look forward to apprising you of our progress in the months and years ahead.



Thomas M. Patrick

Chairman, President and CEO
Peoples Energy


ERGY
SM

Gas Distribution is our core business. Through our two gas distribution utilities—Peoples Gas and North Shore Gas—we serve nearly one million customers in one of the best energy markets in the Midwest. Our established utility operations in Chicago and northeastern Illinois deliver reliable cash flows that support our dividend, provide for capital investment in our gas distribution business, and strengthen the company's balance sheet.

Managing weather's impact

In fiscal 2002, the utilities' operating income declined to $184.3 million from $201.7 million in fiscal 2001, before special items in both periods. The decline was attributable to weather that was 12 percent warmer than normal and 16 percent warmer than the year-ago period. The weather insurance policy we acquired in September 1999, to protect earnings in fiscal years 2000 through 2004, helped to mitigate the impact of unseasonably warm temperatures, enhancing results by nearly $9 million. Another factor in net results was a substantial decline in pension credits, which was partially offset by a reduction in operating costs.

A special item in 2002 was attributable to the spike in unpaid bills due to a combination of high gas prices and the colder-than normal weather in fiscal 2001. We succeeded in collecting a substantial share of overdue receivables, but a sizable amount remained unpaid in fiscal 2002. This carryover debt required the addition of $17 million to the utilities' reserve for uncollectible accounts. A special charge in this amount was recorded in the third quarter. To prevent similar collection problems in the future, the company has taken steps to maintain the affordability of gas bills and improve the efficiency of credit and collection activities.

Gas Distribution



Maintaining affordability, enhancing collection activities

In a key affordability initiative, the utilities implemented a gas-supply hedging program to lock in reasonable prices on a large share of normal winter gas supply. The hedging program will significantly mitigate the increase in customer bills resulting from future gas price spikes, thus reducing the risk of nonpayment. In addition, the utilities have become more active in marketing government assistance programs to low-income customers who qualify for heating grants. Such efforts helped $34 million in customer assistance grants to reach the utilities in fiscal 2002. The utilities have also kept bills affordable by holding the line on gas distribution rates, which have not increased since 1995.

New credit and collection initiatives include accelerating the process for sending delinquent accounts to collection agencies, requiring full settlement of arrearages before reestablishing service to disconnected customers, and working with credit-reporting agencies to create stronger incentives for customers who neglect to pay their gas bills. In a similar vein, Peoples Gas encouraged the City of Chicago to join a company effort targeting landlords who fail to pay for gas, resulting in shutoffs that affect their tenants. Under this program, Peoples Gas urges vulnerable tenants to report the landlord to city officials and notifies customers of other options for restoring gas service—for example, putting the building in receivership so a third party can ensure the payment of gas bills.

Gas Distribution

Building stronger communities through education and neighborhood development



Focusing on costs

In the area of capital spending, the utilities continue to exercise discipline, with outlays declining from $98 million in fiscal 2001 to $93 million in fiscal 2002. Thanks to new technologies that enhance the efficiency of our distribution system maintenance programs, we are reducing our operating costs and improving cash flows in the process.

Capitalizing on operating efficiencies, the company achieved substantial operating savings in fiscal 2002 through a voluntary special retirement program for non-union employees. The program reduced Peoples Energy's workforce by 131 employees as of December 2001.

In another effort to reduce operating costs, Peoples Energy is phasing in Enterprise Resource Planning (ERP) software that automates and integrates a majority of business processes, including financial reporting, controlling, purchasing, materials management, asset management, and work order processing. Once in place, the software system is expected to result in annual benefits and savings totaling nearly $2 million.

Putting customers first

In addition to reducing overhead costs, the utilities are committed to improving customer satisfaction. After fiscal 2001, a year in which high gas bills resulted in poor marks from many customers, the companies saw



a dramatic improvement in customer satisfaction survey results for fiscal 2002. An effort that should further enhance customer satisfaction is the *Choices For You*[sm] program, launched in May 2002. This initiative allows residential customers to choose a gas supplier other than Peoples Gas or North Shore Gas. This option, long available to larger-volume customers, gives residential customers greater control over their gas bills. Earnings from the Gas Distribution business are unaffected by the supplier-choice option, since the utilities receive no markup on the cost of gas resold to customers and will still receive the same charges as before for delivering supplies to customers.

Peoples Energy regularly undertakes initiatives designed to enhance service to customers and improve the quality of life in Chicago and the northern suburbs. The insert in this section highlights the utilities' constantly improving program to meet the diverse needs of its customers.



In fiscal 2002, the Power Generation business successfully pursued its core objective of developing and operating strategically located gas-fired power generation assets that are supported by long-term contracts.

Managed-risk approach

The Power Generation business model typifies Peoples Energy's low-risk approach to diversification: by undertaking plant construction only after capacity (or offtake) has been pre-sold, the investment risks are greatly reduced.

Operating and equity investment income in fiscal 2002 totaled $10.1 million, down from $19.9 million in 2001. The decrease was primarily due to the inclusion in this year's results of interest expense associated with the Elwood peaking facility's bond financing. The most recent figure also reflects $4.6 million in site development income related to investment in the Southeast Chicago Energy Project. Early in fiscal 2002, the company financed a significant portion of the investment in Elwood with nonrecourse bond financing. The proceeds from this financing have strengthened the company's balance sheet by reducing short-term debt.

Anchored in solid assets

Elwood Energy L.L.C. remains the segment's primary source of revenues. This joint venture—between Peoples Energy Resources Corp. (PERC) and Dominion Energy, Inc., a subsidiary of Richmond, Virginia-based Dominion—is one of the largest electric peaking facilities in the U.S., with a capacity of 1,400 megawatts. Risks associated with fuel price and offtake have been mitigated through long-term tolling contracts—with principal customers Exelon and Aquila—that place the responsibility for the fuel cost solely with the purchaser.

Power Generation



demand

In one example of synergy among Peoples Energy's various business units, the Midstream Services unit was retained to provide fuel management for the Elwood plant as well as for the newer facility, the Southeast Chicago Energy Project.

The Southeast Chicago Energy Project came online in July 2002 and represents 350 megawatts of gas-fired peaking capacity. Peoples Energy Resources is a 30 percent partner in the project with Exelon Corporation. Exelon Generation, the wholesale power unit of Exelon Corporation, has purchased all of the offtake under a 20-year tolling agreement and is using the power generated to support the load requirements of Commonwealth Edison, Exelon's regulated electric utility serving most of northeastern Illinois.

Powerful prospects

Looking ahead, we expect to see improved financial results in fiscal 2003, as the Southeast Chicago Energy Project contributes a full year of revenues—about $5 million, according to projections. One objective for the coming year is to acquire or develop a 150-megawatt project to further increase revenues. As with all our acquisitions, we are interested only in properties that are fairly priced.

The business is currently involved in the development of two new sites for natural gas-fired plants. The Valencia Project in Albuquerque, New Mexico, has obtained all major permits for construction of the facility, and negotiations with prospective long-term offtake customers are under way. In addition, PERC has filed all major permit applications for the proposed California-Oregon Border (COB) Energy Facility in Klamath Falls, Oregon. This facility is strategically located at the COB Trading Hub, which provides access to the high-demand California markets.

Midstream Services

Carving out a prominent role in wholesale energy services

In fiscal 2002, our Peoples Gas hub business and Peoples Energy Resources Corp. (PERC) reinforced their positions as premier providers of wholesale energy services to utilities, marketers, pipelines and gas-fired power generation facilities in the upper Midwest.

Tapping supply assets

The Peoples Gas hub provides a full menu of storage and transportation services in the greater Chicagoland marketplace. Our hub system benefits from the fact that it is centrally located within the heart of the nation's supply grid, and includes interconnections with six major pipelines, two major local distribution companies, and Peoples Gas' Manlove storage complex. During fiscal 2002, the hub produced its best financial results since its inception in 1998, which were driven primarily by extraordinary seasonal price differentials in the wholesale markets.

Peoples Energy Resources provides wholesale natural gas products and services in the upper Midwest. Our wholesale marketing effort is focused on delivering services through a strategic mix of assets. Currently, these assets include a natural gas liquids peaking plant capable of providing up to 200 billion BTU per day to meet peak demands, as well as contractual transportation assets totaling 240 billion BTU per day. During fiscal 2002, PERC began extending its marketing efforts into neighboring states, including a successful entry into the Wisconsin markets, where we are providing firm services in excess of 120 billion BTU per day. PERC is also the fuel manager for three gas-fired power generation facilities, which together represent 2,500 megawatts of capacity.



On track for 10 percent growth

In fiscal 2002, operating and equity investment income for Midstream Services totaled $12.8 million, down from the $18 million recorded in the prior fiscal period. The exceptional results during fiscal 2001 reflected unprecedented price volatility in a trading-oriented marketplace. Because of subsequent destabilization of trading markets, PERC in early 2002 withdrew from any trading activity other than that required for risk-mitigation linked to asset-based services. However, the goal of Midstream Services has been to provide a long-term growth trend of 10 percent per year, and the performance during 2002 continued our success in meeting this goal.

Looking ahead to fiscal 2003, Midstream Services is on track to maintain a competitive edge in the Midwest wholesale energy marketplace. Peoples Gas will complete an interconnect with the new Guardian Pipeline that services Wisconsin markets. Seasonal storage values are projected to remain strong, and we will continue building our wholesale market presence in the upper Midwest. By growing our portfolio of assets, customers, and services, Midstream Services expects to continue its annual long-term growth rate of 10 percent.

Retail Energy Services

Becoming the supplier of choice in open-access markets



Peoples Energy Services turned in an excellent performance in fiscal 2002, as ongoing deregulation continued to open up opportunities to provide value-added gas and electric services to a wide range of retail customers.

Building a profitable position

The business remained focused on providing alternative gas and electric supply products to utility customers in Illinois, allowing it to leverage the local appeal of the Peoples Energy brand.

In fiscal 2002, the business generated operating income of $1.5 million, resulting in an improvement in operating results of $4.5 million over fiscal 2001.

Recent developments bode well for continued positive results. Specifically, Peoples Energy Services entered into an agreement to become the preferred natural gas supplier of the Illinois Manufacturers' Association (IMA). Under the agreement, signed in October 2002, the Peoples Energy subsidiary will provide IMA members—firms that tend to be heavy energy consumers—a discount on natural gas supplies and a free analysis of their



natural gas costs. This partnership complements other preferred-supplier arrangements already in place with the Illinois Energy Consortium, an organization committed to reducing energy costs for Illinois schools, and the Illinois Retail Merchants Association.

Pursuing new opportunities

In another promising turn of events, the customer choice programs launched last year by Peoples Energy utilities and Nicor Gas are creating opportunities to supply retail gas to nearly 3 million residential customers in Chicago and northern Illinois.

Strategic partnerships and new opportunities will certainly give the business a step up in reaching its business targets for fiscal 2003. The unit hopes to increase the number of customers it supplies with gas by 30 percent, raising gas volumes by 20 percent in the process. On the electric side, the business is looking to double the number of customers and increase volumes by 35 percent. These goals reflect a balance of opportunities in the marketplace with products and processes to control risk.



Oil & Gas Production

Tapping into the profit potential of energy production



In fiscal 2002, Peoples Energy Production (PEP), our oil and gas production subsidiary, saw a decline in operating earnings, but marked notable progress in executing its business plan.

Acquiring assets, adding value

The unit's disciplined, technology-based business model begins with the acquisition of reasonably priced, proven producing properties with upside potential in a limited number of strategic onshore basins. Value is then added through low- to moderate-risk drilling programs, production enhancements, and reservoir optimization. The highly experienced Houston-based management team derives maximum value from gas and oil properties by strategically applying technology and leveraging their expertise in working with other operators. In addition, the oil and gas production subsidiary provides a natural hedge for the gas distribution business. Generally, higher prices are a negative for gas distribution companies, but they generate higher revenues for producers, such as Peoples Energy Production.

Fiscal 2002 operating and equity investment income decreased $3.0 million compared to fiscal 2001, primarily due to lower results from EnerVest Energy, L.P. an equity investment that is in the process of being liquidated. Operating income improved $5.5 million over the previous year's results of $12.7 million. The gain—which was partially offset by lower prices—was due mainly to higher production and the settlement of hedges formerly in place with Enron.

Solid operational gains

The business also realized operational gains, increasing net production by 21 percent to 53 million cubic feet of gas equivalent per day, 87 percent of which was natural gas. Similarly, the company added to its proven reserve base in 2002. Including reserves added by the drilling program and acquisitions, the subsidiary replaced approximately 150 percent of its 2002 production. Year-end proven reserves increased by roughly 5 percent to 135 billion cubic feet of gas equivalent.





Our drilling program continued to yield impressive results. In fiscal 2002, we drilled or participated in 23 wells, achieving a 91 percent overall success rate. In the 17 wells that Peoples Energy Production operated, the success rate was 94 percent, testifying to the value our Texas-based team adds to projects.

In June 2002, Peoples Energy Production acquired an interest and operated position in the East White Point Field in the Texas Gulf Coast area. The subsidiary paid $10.3 million for an average 55 percent working interest in the field, which is located in close proximity to other Peoples Energy Production holdings. The acquisition added net production of 1.8 million cubic feet of gas equivalent per day at the time of the transaction. This acquired property has a number of upside potential opportunities, which will add value as they are implemented. Indeed, during the first two months after acquiring the property, PEP implemented low-cost enhancements to increase net production to 2.6 million cubic feet of gas equivalent per day—a 45 percent gain. Beyond the East White Point Field acquisition, we did not identify any other acquisition opportunities that met our strict investment criteria and risk profile.

Positive production outlook

As we look ahead to fiscal 2003, our goal is to increase production by 10 to 20 percent from the prior period. To achieve that goal in the coming year, we have budgeted $50 million for the acquisition of new properties and $30 million for drilling. Going forward, the subsidiary will focus on operating its own production properties and forego participation in passive equity investments. Given this new direction, Peoples Energy Production plans to exit EnerVest, a partnership that manages a portfolio of North American gas- and oil-producing properties. The balance of PEP's investment in EnerVest, currently totaling $27 million, represents only 11 percent of the unit's total investments.

In the future, the business unit will continue to hedge production to protect against short-term price swings, using a layered approach that provides sensible protection at a reasonable cost. Given the growing demand for energy across the country and declining production of natural gas in the U.S., the long-term prospects for the oil and gas production business are excellent.



Financial Section

Table of Contents

Results of Operations

Summary

Results for fiscal 2002 reflect a special charge to increase the reserve for uncollectible accounts, as described below. Results for fiscal years 2001 and 2000 reflect the restatement for the impact of the change in the accounting method for oil and gas properties from the full cost method to the successful efforts method (see Note 1H of the Notes to Consolidated Financial Statements). The previous periods also reflect the impact of other special items described below.

Fiscal 2002 net income decreased to $89.1 million, or $2.51 per share, compared to $96.9 million, or $2.74 per share, in the fiscal 2001 period. Before the impact of the special items in fiscal years 2002 and 2001, net income for fiscal 2002 decreased to $99.3 million, or $2.80 per share, compared to $111.6 million, or $3.15 per share, in the previous period. The decrease in fiscal year results was largely due to the negative impact of weather that was 16 percent warmer than fiscal 2001 and lower pension credits (a noncash item) and equity investment income, which together more than offset the benefits of lower operating costs in the Gas Distribution segment and lower interest expense. The company's weather insurance policy offset approximately 25 percent of the negative impact of weather.

Fiscal 2001 net income increased to $96.9 million, or $2.74 per share, compared to $82.9 million, or $2.34 per share, in fiscal 2000. Before the impact of the special items in fiscal years 2001 and 2000, net income for fiscal 2001 increased to $111.6 million, or $3.15 per share, compared to $92.7 million, or $2.62 per share, in the previous period. The increase was mainly a result of increased earnings from the Gas Distribution segment, which benefited from colder weather, reduced depreciation expense and from an increase in pension credits. Partially offsetting these effects was an increase in the utilities' provision for uncollectible accounts due to unusually cold weather and higher natural gas prices. Also having a positive effect on fiscal 2001 earnings was continued growth from the diversified energy businesses and an increase in miscellaneous interest income, partially offset by an increase in interest expense.

During the third quarter of fiscal 2002, Peoples Gas recorded a special charge of $17.0 million, or $.29 per share, to increase the reserve for utility uncollectible accounts. Despite an aggressive collection program, receipts from customers with balances over 150 days past due had not improved as much as anticipated. The additional charge will not materially affect the company's liquidity. The reserve for uncollectible accounts remains an estimate and additional adjustments may be required depending on the level of success of ongoing credit and collection activities. (See Note 7 of the Notes to Consolidated Financial Statements.)

During the fourth quarter of fiscal 2001, Peoples Gas adjusted its reserve for uncollectible accounts by recording a special charge of $8.5 million, or $.14 per share, to reflect collection experience at that time related to the extremely high gas costs associated with the winter of 2000/2001.

In August 2001, Peoples Gas and North Shore Gas announced a special retirement program, which was offered to nonunion employees. Of the 170 employees eligible to retire, 131 employees accepted the offer. As a result, a one-time charge of $26.1 million, or $.45 per share, was recorded to reflect the additional pension expense impact of these early retirements. This adjustment primarily affected the Gas Distribution segment with approximately $1.0 million reflected as corporate activity. This charge reflected the cost of enhancing the benefits for the retirees. Benefits were paid from the pension trust assets and therefore had no impact on operating cash flow. (See Note 9 of the Notes to Consolidated Financial Statements.)

During the fourth quarter of fiscal 2000, the company recorded $16.1 million, or $.27 per share, in the Gas Distribution segment in total anticipated costs for the mercury inspection and remediation program. This program was completed in the fourth quarter of fiscal 2001 and the remaining reserve of $10.3 million ($.18 per share) was reversed.

The total impact on earnings of these special items is shown in the following table:

(In Millions, except per share amounts)	Pretax Impact	After-tax Impact	Earnings Per Share Impact
2002	$(17.0)	$(10.3)	$(.29)
2001	$(24.3)	$(14.7)	$(.41)
2000	$(16.1)	$ (9.7)	$(.27)

Assets and Investments
(dollars in millions)


1481.3
153.3
1505.0
282.6
1529.3
385.5
1547.9
388.3
99
00
01
02

Gas Distribution | Diversified Businesses

Income Variations

The following table summarizes net income variances before and including special items:

Fiscal Year	2002			2001			
(In Thousands)	Before Special Item	Special Item[1]	As Reported (GAAP)	Before Special Items	Special Items[1]	As Reported (GAAP)	Increase/ (Decrease)[2]
Operating and Equity Investment Income:							
Gas Distribution	$184,313	$(17,000)	$167,313	$201,722	$(23,360)	$178,362	$(17,409)
Power Generation	10,065	—	10,065	19,946	—	19,946	(9,881)
Midstream Services	12,802	—	12,802	18,016	—	18,016	(5,214)
Retail Energy Services	1,549	—	1,549	(3,007)	—	(3,007)	4,556
Oil and Gas Production	16,142	—	16,142	19,130	—	19,130	(2,988)
Other	(777)	—	(777)	(880)	—	(880)	103
Corporate and Adjustments	(24,949)	—	(24,949)	(25,489)	(999)	(26,488)	540
Total Operating and Equity Investment Income	199,145	(17,000)	182,145	229,438	(24,359)	205,079	(30,293)
Other Income and (Expense)	9,686	—	9,686	15,317	—	15,317	(5,631)
Interest Expense	56,439	—	56,439	72,051	—	72,051	(15,612)
Income Taxes	53,064	(6,743)	46,321	61,035	(9,663)	51,372	(7,971)
Income before Cumulative Effect of Change in Accounting Principle	99,328	(10,257)	89,071	111,669	(14,696)	96,973	(12,341)
Cumulative Effect of Accounting Change, net of tax	—	—	—	(34)	—	(34)	34
Net Income	$ 99,328	$(10,257)	$ 89,071	$111,635	$(14,696)	$ 96,939	$(12,307)

Fiscal Year	2001			2000			
(In Thousands)	Before Special Items	Special Items[1]	As Reported (GAAP)	Before Special Item	Special Item[1]	As Reported (GAAP)	Increase / (Decrease)[2]
Operating and Equity Investment Income:							
Gas Distribution	$201,722	$(23,360)	$178,362	$179,523	$(16,126)	$163,397	$ 22,199
Power Generation	19,946	—	19,946	11,487	—	11,487	8,459
Midstream Services	18,016	—	18,016	10,368	—	10,368	7,648
Retail Energy Services	(3,007)	—	(3,007)	(4,165)	—	(4,165)	1,158
Oil and Gas Production	19,130	—	19,130	3,477	—	3,477	15,653
Other	(880)	—	(880)	(607)	—	(607)	(273)
Corporate and Adjustments	(25,489)	(999)	(26,488)	(12,704)	—	(12,704)	(12,785)
Total Operating and Equity Investment Income	229,438	(24,359)	205,079	187,379	(16,126)	171,253	42,059
Other Income and (Expense)	15,317	—	15,317	5,803	—	5,803	9,514
Interest Expense	72,051	—	72,051	52,919	—	52,919	19,132
Income Taxes	61,035	(9,663)	51,372	47,592	(6,397)	41,195	13,443
Income before Cumulative Effect of Change in Accounting Principle	111,669	(14,696)	96,973	92,671	(9,729)	82,942	18,998
Cumulative Effect of Accounting Change, net of tax	(34)	—	(34)	—	—	—	(34)
Net Income	$111,635	$(14,696)	$ 96,939	$ 92,671	$ (9,729)	$ 82,942	$ 18,964

(1) See Management's Discussion and Analysis of Results of Operations and Financial Condition — Summary Section, for a discussion of the special items.

(2) Comparisons between periods are calculated before special items.

Gas Distribution Segment

The company's core business is the distribution of natural gas. Peoples Gas and North Shore Gas purchase, store, distribute, sell and transport natural gas to approximately one million customers through a 6,000-mile distribution system serving the City of Chicago and 54 communities in northeastern Illinois. The customer base includes residential, commercial and industrial retail sales and transportation accounts, and provides a broad foundation with no reliance on any particular group of customers. The company also owns a storage facility in central Illinois and a pipeline that connects the storage facility and six major interstate pipelines to Chicago.

Revenues of Peoples Gas and North Shore Gas are affected by changes in the unit cost of the utilities' gas purchases and do not include the cost of gas supplies for customers who purchase gas directly from producers and marketers. In a normal gas price environment, the unit cost of gas does not have a significant direct effect on operating income because the utilities' tariffs provide for dollar-for-dollar recovery of gas costs. (See Note 1L of the Notes to Consolidated Financial Statements.) However, significant changes in gas costs can materially affect the reserve for uncollectible accounts and working capital needs.

The following table sets forth net margin and degree day statistics for the Gas Distribution segment.

Gas Distribution Statistics

Net Margin (In Thousands)	For the Fiscal Years Ended September 30, 2002	2001	2000	Variations Fiscal Year 2002 vs. 2001	Fiscal Year 2001 vs. 2000
Total Operating Revenues	$1,067,297	$1,835,427	$1,116,141	$(768,130)	$719,286
Less: Gas Costs	463,844	1,158,851	506,162	(695,007)	652,689
Revenue Taxes	112,187	167,110	117,030	(54,923)	50,080
Environmental Costs Recovered	6,620	6,606	2,093	14	4,513
Net Margin Before Tax	$ 484,646	$ 502,860	$ 490,856	$ (18,214)	$ 12,004
Gas Distribution Deliveries (MDth):					
Gas Sales					
Residential					
Heating	110,001	124,328	114,412	(14,327)	9,916
Non-heating	3,321	3,208	3,402	113	(194)
Commercial	17,345	19,350	18,974	(2,005)	376
Industrial	3,570	4,043	4,003	(473)	40
Total Gas Sales	134,237	150,929	140,791	(16,692)	10,138
Transportation					
Residential	21,605	24,186	23,206	(2,581)	980
Commercial	42,724	44,531	40,896	(1,807)	3,635
Industrial	26,047	29,569	34,708	(3,522)	(5,139)
Total Transportation	90,376	98,286	98,810	(7,910)	(524)
Total Gas Distribution Deliveries	224,613	249,215	239,601	(24,602)	9,614
Margin per Dth Delivered	$ 2.16	$ 2.02	$ 2.05	$ 0.14	$ (0.03)
Degree Days as a Percent of Normal*	88	104	86		

* Normal degree days for fiscal 2002 and 2001 (6,427) are based on a 30-year average of monthly temperatures at Chicago's O'Hare Airport for the years 1970-1999. Normal degree days for fiscal 2000 (6,536) are based on a 30-year average of monthly temperatures at Chicago's O'Hare Airport for the years 1961-1990.

Gas Distribution Segment (continued)

The comparisons below are before the impact of the special items for all periods.

In 2002, revenues decreased $768.1 million compared to 2001 due primarily to weather that was 16 percent warmer than the previous period and the lower unit cost of gas partially offset by recoveries under the company's weather insurance policy. Operating income decreased $17.4 million resulting from the net effect of the warmer weather and from lower pension credits ($21.0 million). Partially offsetting these effects was a reduction in the ongoing provision for uncollectible accounts ($14.0 million) associated with significantly lower current period revenues.

In 2001, revenues increased $719.3 million compared to 2000 due mainly to the higher unit cost of gas and higher gas deliveries resulting from weather that was 19 percent colder than the prior period offset, in part, by customer conservation due to the higher gas costs as well as from the company's weather insurance policy recorded in 2000. Operating income increased $22.2 million to $201.7 million, due mainly to the effects of colder weather, a reduction in depreciation expense ($16.4 million) resulting from revised depreciation rates, from lower outside services costs ($4.9 million) and from an increase in pension credits ($7.1 million). Negatively impacting operating income was an increase in the provision for uncollectible accounts ($12.7 million).

Power Generation Segment

The Power Generation segment, through Peoples Energy Resources, is engaged in the development, construction, operation and ownership of electric generation facilities for sales to electric utilities and marketers. Currently, the company has an ownership interest in two electric generation facilities. The company and Dominion Energy, Inc. (Dominion) are equal investors in Elwood Energy L.L.C. (Elwood), which owns and operates a 1,400-megawatt peaking facility near the City of Chicago. Power generated by Elwood is sold through long-term contracts with Exelon Generation Company LLC (Exelon), Engage Energy America LLC (Engage) and Aquila, Inc. (Aquila). The company has also made an investment in the Southeast Chicago Energy Project (SCEP), a partnership with Exelon. The company has a 30 percent interest in SCEP, which owns and operates a 350-megawatt facility. Commercial operations began in July 2002.

Revenue recognition for the Elwood facility is based on contract provisions which assign higher value to summer capacity. The majority of Elwood's annual capacity revenues are recognized in the June to September period, resulting in operating losses in the first and second quarters. Revenue recognition by SCEP is on a straight-line basis based on contract provisions.

Elwood closed a $402 million nonrecourse bond financing on October 23, 2001. (See Note 16 of the Notes to Consolidated Financial Statements.)

In 2002, operating and equity investment income decreased $9.8 million mainly due to the inclusion in this year's results of interest expense associated with Elwood's bond financing. In the prior year, the interim financing costs for this project were reflected as corporate interest expense. The inclusion of this cost significantly reduced equity investment income from Elwood by $16.5 million. Last year's results also benefited from a gain on the liquidation of financial hedges associated with Elwood's gas supply requirements ($4.0 million). Adjusting for the financing and hedge impacts, operating and equity investment income increased significantly due to Elwood's first full year of operation with its expanded facilities, which became commercially operable in June 2001 ($5.9 million), and from the site-development income and start up of operations at SCEP, which began commercial operations in July 2002 ($5.6 million). These benefits were somewhat offset by higher development expenses related to the pursuit of new power projects.

In 2001, operating and equity investment income increased $8.5 million to $19.9 million. The increase was due mainly

Sources of Gas Supply
(billion cubic feet)


300
250
200
150
100
50
0
248
245
240
249
225
98
99
00
01
02

Direct Purchases I Customer-Owned Gas

Degree Days


5564
5646
5650
6713
5639
98
99
00
01
02

— Normal Weather = 6,427 beginning in fiscal year 2001 and 6,536 for all years prior to additional equity investment income resulting from the completion of the 750-megawatt Phase II expansion of Elwood ($5.3 million) and a gain on the liquidation of financial hedges associated with Elwood's gas supply requirements ($4.0 million). Effective March 1, 2001, the power sales contracts on the Phase I Elwood units were restructured to essentially eliminate Elwood's fuel price risk. These effects were partially offset by higher development expenses related to the pursuit of new power projects ($1.1 million).

Moody's Investors Service and Standard & Poor's Ratings Services recently downgraded Aquila's senior unsecured debt rating to below investment grade. As a result of Aquila's credit rating downgrades, Aquila has posted letters of credit equal to six months of capacity payments for the benefit of Elwood. In the event Aquila does not fulfill its payment obligations or terminates its power sales tolling agreements and Elwood cannot make adequate alternate arrangements, Elwood could suffer a revenue shortfall or an increase in its costs that could adversely affect the ability of Elwood to fully perform its obligations under the indenture related to its outstanding bonds. If Elwood is adversely affected by the failure of Aquila to make payments under its power sales agreements, the company may receive substantially reduced or no investment income from Elwood. At this time, the company cannot determine whether or to what extent Aquila's failure to pay Elwood would result in a material adverse effect on the company. (See Note 4 of the Notes to Consolidated Financial Statements.)

Midstream Services Segment

The Midstream Services segment is engaged in wholesale activities that provide services to marketers, utilities, pipelines and gas-fired power generation facilities in the upper Midwest. Peoples Energy, through Peoples Gas, owns and operates a natural gas hub. It also owns and operates, through Peoples Energy Resources, a natural gas liquids peaking facility. Peoples Energy Resources and Enron Midwest were equal partners in enovate, L.L.C. (enovate), which engaged in a comprehensive wholesale business for the Chicago marketplace. Enron filed for protection from creditors under Chapter 11 of the United States Bankruptcy Code on December 2, 2001. Subsequently, the company acquired Enron Midwest's 50 percent interest in enovate and discontinued partnership operations. (See Other Matters — Enron Bankruptcy Filing.)

Revenues for fiscal 2002 increased $61.0 million. Revenues for fiscal 2001 compared to fiscal 2000 remained flat. In previous periods, enovate income was reported as equity investment income. From late March 2002 until the dissolution of enovate in September 2002, 100 percent of enovate's sales were recorded in revenues.

In fiscal 2002, operating and equity investment income decreased $5.2 million compared to fiscal 2001, due to a reduction in income from enovate ($8.2 million) which benefited from extraordinary market volatility in 2001 and from a decline in wholesale activities ($2.9 million). Offsetting these effects, in part, was an increase in operating income from hub activity ($5.3 million) which experienced a record year due primarily to strong seasonal pricing differentials.

In fiscal 2001, operating and equity investment income increased $7.6 million to $18.0 million, resulting from equity investment income from enovate ($11.3 million), which benefited from extraordinary price volatility in the natural gas marketplace. Offsetting this effect was a decrease in peaking activities ($1.5 million) and earnings recognized in fiscal 2000 from a pipeline construction project ($2.2 million).

The following table summarizes operating statistics for the Midstream Services segment:

For the Fiscal Year Ended September 30,	2002	2001	2000
Hub volumes delivered (MDth)	24,551	19,679	19,805
Number of hub customers	31	31	23

Retail Energy Services Segment

The Retail Energy Services segment provides energy, including energy alternatives, to industrial, commercial and residential customers regionally within Illinois. Residential customer choice for Illinois became available during the period of March through May 2002, for both gas and electricity.

Revenues for fiscal 2002 decreased $88.7 million due to a decline in natural gas commodity prices. Revenues for fiscal 2001 increased $114.3 million due to higher natural gas commodity prices and from increased electricity sales. Margins in the Retail Energy Services segment are dependent on various factors such as the regulatory environment, commodity pricing and competitive factors, making revenue statistics an unreliable indicator of results.

In fiscal 2002, operating income increased $4.5 million resulting from higher margin ($5.1 million), partially offset by a slight increase in operating expenses. Volume was slightly up due to warmer weather and power prices remained constant resulting in increased margin from sales contracts that include a price-swing-risk mitigation factor. Additionally, the prior year included short-term electric margin losses from fixed price sales backed by seasonally priced supply.

Fiscal 2001 operating results reflect an operating loss of $3.0 million, an improvement of $1.2 million over the prior period loss of $4.2 million. The improvement is a result of higher margin ($2.0 million) offset, in part, by higher operating expenses. The year-to-year comparison was negatively affected by a $1.5 million gain on the sale of excess inventory in fiscal 2000.

The following table summarizes operating statistics for Peoples Energy Services, the main contributor to the Retail Energy Services segment:

(In Thousands, except customers) For the Fiscal Year Ended September 30,	2002	2001
Gas sales sendout (Dth)	36,182	45,402
Number of gas customers	10,383	12,700
Electric sales sendout (Mwh)	854	751
Number of electric customers	1,005	1,080

Oil and Gas Production Segment

The Oil and Gas Production segment, through Peoples Energy Production, is active in the acquisition, development and production of oil and gas reserves in selected onshore basins in North America. Business is pursued through direct ownership interests in oil, gas and mineral leases. Peoples Energy Production also has an equity investment in EnerVest Energy, L.P. (EnerVest) ($27.0 million), which develops and manages a portfolio of oil and gas producing properties. Peoples Energy Production's primary focus is on natural gas, with growth coming from low-to-moderate-risk drilling opportunities and acquisition of proved reserves with upside potential, which can be realized through drilling, production enhancements and reservoir optimization programs. Certain producing properties owned by Peoples Energy Production qualify for income tax credits as defined in Section 29 of the Internal Revenue Code of 1986. The Section 29 income tax credits are computed based on units of production and recorded to income as earned. These credits are scheduled to expire December 31, 2002.

In the first quarter of fiscal 2002, the company elected to change its method of accounting for oil and gas properties from the full cost method to the successful efforts method. All prior year results have been restated accordingly. (See Note 1H of the Notes to Consolidated Financial Statements.) The pretax income effect in fiscal 2001 and 2000 was a reduction in operating income of $126,000 ($81,000 after tax) and $5.6 million ($3.5 million after tax), respectively. The total effect of the restatement on years prior to fiscal 2000 resulted in a decrease in operating income of $5.4 million ($3.3 million after tax).

In June 2002, the company acquired an interest and operated position in the East White Point Field in San Patricio County, Texas (East White Point). The reserves acquired, 90 percent of which are natural gas, were purchased for approximately $10.3 million and added approximately 1.8 MMcfe per day production at the time of the acquisition.

In 2002, revenues increased $11.7 million due to the impact of new production from reserves acquired in 2001, positive results from drilling programs, the East White Point acquisition in June 2002 and the settlement of hedges associated with Enron. (See Other Matters — Enron Bankruptcy Filing.) Operating and equity investment income decreased $3.0 million due mainly to lower results from the EnerVest partnership ($8.6 million), an equity investment that is in the process of being liquidated.

Proved Reserves

(Bcfe)


27.0
67.0
128.5
134.5
99
00
01
02

Average Daily Production

(MMcfe)


11.2
32.2
43.9
53.0
99
00
01
02

Production for the year increased 21 percent, from 43.9 MMcfe per day to 53.0 MMcfe per day. Higher production was partially offset by a decline in net realized natural gas prices from $3.27 per Mcf in fiscal 2001 to $3.11 in fiscal 2002, excluding the impact of the settlement of hedges associated with Enron. Net income for fiscal 2002 was positively impacted by the utilization of Section 29 income tax credits associated with certain producing properties ($4.5 million).

In 2001, revenues increased $22.8 million to $54.0 million due to the impact of new reserves acquired, positive results from drilling programs and higher sales prices on production volumes. Operating and equity investment income increased $15.7 million to $19.1 million due primarily to higher revenues from production sales and the sale of a developed EnerVest property ($4.7 million). Offsetting these effects, in part, were higher operating expenses ($4.0 million) and increased depletion expense ($7.9 million). Net income for fiscal 2001 was positively impacted by the utilization of Section 29 income tax credits associated with certain producing properties ($4.7 million).

As of September 30, 2002, the company had hedges in place for 13,832 MMbtus of its expected fiscal 2003 production. These hedges are a combination of swaps and no cost collars. Utilizing the collar floors, the weighted average hedge price for fiscal 2003 for hedges in place at September 30, 2002 was $3.30 per MMbtu. In addition, as of September 30, 2002, the company had hedges in place for 272,650 Bbls of its expected fiscal 2003 oil production at an average price of $20.82 per Bbl. Natural gas hedges are based on New York Mercantile Exchange's Henry Hub Natural Gas Contract (NYMEX) and oil hedges are based on New York Mercantile Exchange's WTI Crude Oil Contracts (WTI).

The company anticipates quarterly earnings over the next fiscal year to be impacted, either positively or negatively, as EnerVest is exited through the periodic sale of partnership properties. The gains or losses on the sale of these properties will be recognized in the quarter in which they occur. The company continues to work with EnerVest and the other partners to maximize the value of the partnership.

In November 2002, the company acquired an interest in five properties in south Texas and the upper Texas gulf area. The reserves acquired, 99 percent of which are natural gas, were purchased for approximately $33.0 million and added approximately 11 MMcfe per day production at the time of the acquisition.

The following table summarizes operating statistics for the Oil and Gas Production segment:

For the Fiscal Year Ended September 30,	2002	2001	2000
Total production — gas equivalent (MMcfe)(1)	19,343	16,024	11,744
Daily average production — gas equivalent (MMcfed)(1)	53.0	43.9	32.2
Gas production (percentage)	87.0	85.0	86.0
Net realized gas price received — ($/Mcf)(2)	$ 3.11	$ 3.27	$ 2.46
Net realized oil price received — ($/Bbl)	$19.05	$23.38	$22.17
Depreciation, depletion and amortization rate ($/Mcfe)	$ 1.40	$ 1.39	$ 1.23

(1) Oil production is converted to gas equivalents based on a conversion of six barrels of oil per Mcf of gas.

(2) Excludes the impact of the settlement of hedges associated with Enron.

Other Segment

The company is involved in other activities such as district heating and cooling through its Trigen-Peoples District Energy Company (Trigen-Peoples) partnership and miscellaneous nonmaterial investments. These and certain business development activities do not fall under the above segments and are reported in the Other segment. The reported results also include income from the operation of fueling stations for natural gas vehicles.

Over the fiscal years 2002, 2001 and 2000, operating and equity investment income remained relatively flat.

Corporate and Adjustments

Corporate activities that support the business segments, as well as consolidating adjustments, are included in Corporate and Adjustments.

In 2002, operating losses in this segment remained relatively flat as compared to 2001. The impact of a lower Peoples Energy stock price on outstanding grants under the company's equity compensation plans ($4.6 million) was offset by higher corporate support expenses.

In 2001, the $12.8 million increase in operating loss was mainly due to the impact of a higher Peoples Energy stock price on outstanding grants under the company's equity compensation plans ($5.6 million) and an increase in outside services expenses ($2.1 million).

Other Income and Other Expense

In 2002, other income decreased $7.5 million due mainly to a reduction in interest income ($10.0 million) and to a lower gain in the current year versus the previous year from the disposition of property ($3.1 million). These negative effects were partially offset by an insurance settlement ($6.2 million).

In 2001, other income increased $15.9 million due mainly to an increase in miscellaneous interest income ($11.0 million) and a $4.8 million gain on the sale of property.

In 2002, other expense decreased $1.9 million resulting from a $3.1 million loss in the prior period due to the write-off of the investment in Whitecap Energy System Partnership (Whitecap), and from a loss in the previous period on the disposition of property ($2.8 million). Partially offsetting these effects was the impact of investment and fixed asset impairment losses ($4.1 million) in fiscal 2002.

In 2001, other expense increased $6.4 million due mainly to a $3.1 million loss due to the write-off of the investment in Whitecap and from a loss on the disposition of property ($2.8 million).

Interest Expense

In 2002, interest expense decreased $15.6 million from fiscal 2001 due to several factors. Interest decreased due to a reduction in corporate short-term debt ($7.9 million) mainly due to Elwood's bond financing. This impact is partially offset by the full year of interest expense in 2002 associated with the $325 million in corporate notes issued in January 2001 to fund the expansion of the diversified businesses ($6.4 million). Utility short-term borrowing requirements were much lower due to the impacts of warmer weather, lower natural gas prices and improved customer collections ($8.3 million). Additionally, the company benefited from lower interest rates on commercial paper ($1.0 million) and Peoples Gas' variable rate bonds ($3.7 million).

In 2001, interest expense increased $19.1 million from fiscal 2000 to $72.1 million. Short-term interest expense increased primarily due to increased working capital needs of the utilities ($10.1 million) offset, in part, by a decrease in Peoples Energy's corporate short-term interest expense ($5.3 million) due to a reduction in commercial paper outstanding. Peoples Energy's long-term interest expense increased $20.0 million due to the issuances of long-term debt in July 2000 and January 2001 to fund diversified business expansion. Partially offsetting these effects was a full year impact of lower interest on Peoples Gas' long-term debt due to prior year refinancing ($7.4 million).

In 2001, proceeds from the company's short-term borrowings were being used to fund diversified business operations prior to arranging permanent financing. Proceeds from Peoples Gas' and North Shore Gas' short-term borrowings were being used to fund seasonal working capital needs.

Critical Accounting Policies

In preparing the company's financial statements using generally accepted accounting principles (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Management considers its critical accounting policies to be those that are important to the representation of the company's financial condition and results of operations. They require management's most difficult and subjective or complex judgments, including those that could result in materially different amounts if the company reported under different conditions or using different assumptions. Management considers its current critical accounting policies to be in the areas of regulated operations, environmental activities relating to former manufactured gas operations, retirement and postretirement benefits, derivative instruments and hedging activities and depreciation, depletion and amortization (see Notes 1K, 5A, 8, 1O and 1I of the Notes to Consolidated Financial Statements). There have been no material changes in the policies that management considers as its critical accounting policies except for the change in accounting for depletion expense from the full cost method to the successful efforts method.

Regulated Operations. Due to the regulation of the company's utility subsidiaries, certain transactions are recorded based on the accounting prescribed in Statement of Financial Accounting Standards (SFAS) No. 71. Under this statement certain costs or revenues are deferred on the Balance Sheet until recovered or refunded through rates. Although management has no discretion in recording these items, actions of the Illinois Commerce Commission (Commission) could have an affect on the amount recovered from or refunded to customers. Any differences between recoverable or refundable amounts and the amounts deferred would be recorded in income at the time of any Commission action. If all or a reportable portion of the utility operations becomes no longer subject to the provision of SFAS No. 71, a write-off of related regulatory assets or liabilities would be required, unless some form of transition cost recovery continued through rates established and collected for the remaining regulated operations. (See Note 1K of the Notes to Consolidated Financial Statements.)

Environmental Activities Relating to Former Manufactured Gas Operations. The company's utility subsidiaries, their predecessors and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing gas and storing manufactured gas (manufactured gas sites). The utility subsidiaries are accruing and deferring the costs they incur in connection with environmental activities at the manufactured gas sites pending recovery through rates or from insurance carriers or other entities. The amounts deferred include costs incurred but not yet recovered through rates at the low end of a range of costs that management estimates the utilities will incur in investigating and remediating the manufactured gas sites. Management's estimate is based upon an ongoing review by management and its outside consultants of future investigative and remedial costs.

Management considers this policy critical due to the substantial uncertainty in the the estimation of future costs with respect to the amount and timing of costs and the extent of recovery from other potentially responsible parties. (See Note 5A of the Notes to Consolidated Financial Statements.)

Retirement and Postretirement Benefits. The calculation of pension expense (credits) relies on actuarial assumptions including discount rate, long-term rate of return on assets and assumed future increases in compensation. These assumptions are determined annually and changes to the assumptions can have a material effect on the amounts recorded from year-to-year. Additionally, when an employee retires and takes his/her retirement benefit as a lump sum, a settlement amount under SFAS No. 88, "Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," is calculated representing the difference between the actuarial liability for this employee and the lump sum. The company has chosen to record this difference as well as a portion of previously unrecognized gains and losses in the current period instead of amortizing the difference over the expected average service life of the remaining participants. Both methods are acceptable under GAAP. Therefore, the timing of retirements can have an affect on the amount recorded in any given year. (See Note 8 of the Notes to Consolidated Financial Statements.)

In addition, the company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefit coverage if they reach retirement age while working for the company. The company accrues the expected costs of such benefits during a portion of the employees' years of service. This accrual is based on assumptions regarding discount rates, rate of return on assets and rates of health care cost inflation.

Derivative Instruments and Hedging Activities. The company enters into financial derivative contracts to hedge price risk on natural gas purchases and sales. For each contract, management must determine whether the underlying transaction qualifies as a hedge under derivative accounting rules. If contracts do qualify as hedges, they will have minimal effect on income until settled. Otherwise, the change in the fair value of these contracts would be recorded in income monthly and result in potentially significant impacts both positive and negative. Additionally, due to the nature of the company's businesses, most of the company's contracts for physical purchases and sales of gas or power meet the definition of a derivative, but are exempt from derivative accounting requirements under the normal purchase and sale exemption. Under this exemption, if the transactions are clearly intended to meet the requirements of the customers, mark-to-market accounting is not required. Management judgment is required to make this determination. (See Note 10 of the Notes to Consolidated Financial Statements.)

Depreciation, Depletion and Amortization. The company's depreciation expense is a direct result of applying company asset retirement experience to industry standard property retirement data in calculating property useful lives. In situations where this information is unavailable, engineering estimates or management judgement are used. While the company believes its method is statistically sound, actual experience may vary from the estimate and could have a significant impact on the company's depreciation expense. Changes in service lives for the utility subsidiaries require approval of the Commission. The service lives currently used by the utility subsidiaries were approved by the Commission in November 2000.

For the Oil and Gas segment, the company has chosen between two acceptable methods of accounting, full cost and successful efforts. In the first quarter, the company changed its accounting method from the full cost method to the successful efforts method, the preferred method of the SEC.

The amortization rate under successful efforts is calculated by dividing capitalized costs of proved reserves by the estimated reserves for each pool of property. Management judgment and engineering analysis is required to determine amortization pools and reserve estimates. (See Notes 1H and 1I of the Notes to Consolidated Financial Statements.)

Other Matters

Accounting Standards. In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement

Obligations." SFAS No. 143 requires an entity to record a liability and corresponding asset representing the present value of legal obligations associated with the retirement of tangible, long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 2002. The company will adopt the regulation on October 1, 2002 and will not record any significant adjustment. The company's largest asset base is its gas transmission and distribution system. A legal obligation may be construed to exist due to the requirement to cut off the pipes and cap them at final abandonment. However, mass assets such as transmission and distribution assets generally have indeterminate cash flow estimates and no settlement dates. Since that exposure is in perpetuity and can not be measured, under SFAS No. 143 no liability will be recorded. The adoption of SFAS 143 will not result in a cumulative effect adjustment or restatement of prior years results.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement amends various existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is effective for fiscal years starting after May 2002. The company does not expect this standard to have a material effect on its financial conditions or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The standard will be effective for exit or disposal activities initiated after December 2002. The company does not expect this standard to have a material effect on its financial condition or results of operations.

On October 25, 2002, the FASB through EITF Issue 02-03, "Issues Involved in Accounting for Contracts under EITF 98-10," rescinded EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The rescission will have no effect on the company. It reaffirmed the company's accounting practice for certain energy-related contracts and the adoption will not result in cumulative catch-up adjustments or restatement of prior years' financial statements.

Enron Bankruptcy Filing. In April 2002, the United States Bankruptcy Court in New York approved the assignment of Peoples Gas' and North Shore Gas' gas purchase and agency agreements with Enron to Occidental Energy Marketing (Occidental).

In other court-approved transactions, Occidental was also assigned, and in turn settled, certain hedges formerly in place with Enron. These hedge contracts were reflected on the December 31, 2001 financial statements as receivables of $2.5 million for financial hedges based on the price in effect at the time the hedges were declared ineffective. The contracts were settled in the second quarter with Occidental at a market price of $7.6 million resulting in a $5.1 million gain in income. The company has no additional exposure related to the Enron bankruptcy.

Also during the second fiscal quarter, the company acquired Enron Midwest's 50 percent interest in enovate, its partnership with Enron Midwest, and is continuing to provide wholesale services to the Chicago regional marketplace independently. Results from this business are recorded in the Midstream Services segment and the company has ceased operations under the enovate name.

Business Environment. A number of significant matters have caused the investment community to question the valuation of companies in equity and capital markets. These concerns result from irregularities found in financial statements, the bankruptcy of several large corporations, a weak economy, significant drop in value of equity securities, the uncertainty of deregulation in the energy market, continued competitive pressures and the cyclical nature of energy commodity prices. Energy trading companies with substantial market risk have responded by reducing or eliminating trading activity, selling noncore assets, reducing debt and clarifying or restating financial information. Congress has enacted new laws and the SEC has issued new and proposed regulations that have increased disclosure and oversight of markets and companies. (See Risk Management – Credit Risk.)

Competition and Deregulation. As of May 2002, all retail gas customers, including residential customers, in northern Illinois (in the service territories of the company's Gas Distribution subsidiaries and Nicor Gas) have the opportunity to select an alternative supplier other than the local utility (an alternative gas supplier). Outside of these three service territories, only large-volume customers have the ability to choose an alternative gas supplier. Because the Gas Distribution utilities do not make any profit on the commodity cost of gas and because transportation charges are basically the same for customers using an alternative gas supplier and for sales customers, the operating income of the Gas Distribution utilities is generally not affected by whether a customer is a transportation customer or a sales customer.

With respect to retail electric competition, the phase-in of open access set forth in the December 16, 1997 electric restructuring law is now complete. As of May 1, 2002, all retail electric customers, including residential customers, have the ability to select an alternative retail electric supplier, which is a nonutility supplier or an electric utility other than the customer's local electric utility. However, as of October 31, 2002, no company has requested the required authorization from the Commission to provide electricity service to residential customers. Customers who buy their electricity from an alternative retail electric supplier are required to pay transition charges to the utility through the year 2006. Management believes that the restructuring of the electric market in Illinois under this legislation will not have a material adverse effect on the competitive position of the company's subsidiaries.

Change in Independent Public Accountants. Effective June 1, 2002, the company terminated the services of Arthur Andersen LLP as the company's independent public accountants and engaged Deloitte & Touche LLP to serve as the company's independent public accountants for 2002.

Liquidity and Capital Resources

The following is a summary of cash flows for the company for the fiscal years ended September 30:

(In Thousands)	2002	2001	2000
Net cash provided by operations	$ 328,192	$ 167,668	$ 35,500
Net cash used in investing activities	$ (14,612)	$(293,363)	$(312,828)
Net cash provided by (used in) financing activities	$(373,313)	$ 187,775	$ 267,407

The primary increase in cash from operations in fiscal 2002 over 2001 is due to improvement in collections of past due amounts from customers and the collection of a miscellaneous receivable. The net cash used in investing activities decreased due to the collection of advances to Elwood due to project financing of that facility. The decrease in net cash provided by financing activities is due to a reduction in short-term debt and the issuance of $325 million of long-term debt in 2001 and none in 2002.

See the Consolidated Statements of Cash Flows and the discussion of major Balance Sheet Variations for more detail.

Balance Sheet Variations

The company's total assets at September 30, 2002 decreased $252.5 million compared to September 30, 2001.

As a result of permanent financing, Elwood repaid advances from Peoples Energy, including related interest, and returned a portion of partnership equity. As a result, advances to joint venture partnerships were reduced by $147.6 million. Investment in equity investees was reduced by $59.0 million due to the financing and normal partnership distributions. The reduction in investment in equity investees was partially offset by a new investment in SCEP, a partnership with Exelon.

The balance of the reduction in total assets was primarily due to a reduction in cash used to pay down short-term debt and a reduction in customer accounts receivable of $110.4 million due to improvement in collections of past due amounts from Gas Distribution customers. Additionally, miscellaneous receivables related to a prior year storage deal and asset sales were collected. Deferred charges include approximately $4.0 million on costs relating to developing future power production.

Current regulatory liabilities primarily reflect the result of the Gas Distribution segment entering into derivative contracts to protect the price of expected natural gas purchases. The current mark-to-market value of the contracts is recorded in other receivables with a contra entry to current regulatory liabilities.

Capital Structure
(dollars in millions)


1500
1200
900
600
300
0
98
99
00
01
02

Long-Term Debt | Common Equity

Capital Spending and Advances to Joint Venture Partnerships
(dollars in millions)


250
200
150
100
50
0
99
00
01
02

Gas Distribution | Diversified Businesses

During fiscal 2002, Peoples Gas and North Shore Gas increased their accrual for environmental liabilities associated with former manufactured gas operations by a total of $56.1 million. This resulted in related increases in regulatory assets, as these costs will be recovered as incurred under rate mechanisms approved by the Commission.

The increase in the debit balance in Accumulated Other Comprehensive Income (AOCI) is due to deferred losses from cash flow hedges resulting from higher commodity prices, partially offset by decreases in the company's minimum pension liability. The change in deferred losses from the cash flow hedges is offset by the gains in the forecasted transactions being hedged.

The change in the net of gas costs recoverable and gas costs refundable is a short-term timing difference between cost of gas delivered by Peoples Gas and North Shore Gas and the gas costs billed to customers.

Financial Sources

The company and its two regulated utilities have access to outside capital markets, commercial paper markets and internal sources of funds that together provide sufficient resources to meet cash requirements. The company does not anticipate any changes that would materially alter its current liquidity position.

Due to the seasonal nature of gas usage, a major portion of the utilities' cash collections occurs between January and June. Because of timing differences in the receipt and disbursement of cash and the level of construction requirements, the utility subsidiaries borrow from time-to-time on a short-term basis. Short-term borrowings are repaid with cash from operations, other short-term borrowings or refinanced on a permanent basis with debt or equity, depending on market conditions and capital structure considerations.

In addition to cash generated internally by operations, as of September 30, 2002, the company had credit facilities of $257.7 million which primarily support its commercial paper borrowing, of which $254.5 million was uncommitted. The company's credit facilities provide that the lenders under such facilities may terminate the credit commitments and declare any outstanding amounts due and payable if the company's debt-to-total capital ratio exceeds 65 percent during any period of time that the company's senior unsecured debt rating falls below A- (Standard & Poor's) or A3 (Moody's Investor Services). Also, Peoples Gas has $117.3 million of credit facilities of which up to $24.0 million is also available to North Shore Gas. As of September 30, 2002, $34.6 million was uncommitted. The credit facilities of the company as well as those of the utilities are expected to be renewed when they expire, although the exact amount of the renewals will be evaluated at that time and may change.

The company's current credit ratings were recently downgraded by Moody's Investor Service and Standard & Poor's, and Fitch Ratings lowered its outlook from stable to negative. The company has been assigned corporate credit ratings of A3 by Moody's, A- by Standard & Poor's and A+ by Fitch Ratings. The commercial paper ratings are P-2, A-2 and F-1, respectively. The senior unsecured debt rating is BBB+ by Standard & Poor's, A3 by Moody's and A+ by Fitch Ratings. Senior secured debt of each utility subsidiary is rated Aa3 by Moody's, A- by Standard & Poor's and AA by Fitch Ratings. The commercial paper of each utility subsidiary is rated P-1 by Moody's, A-2 by Standard & Poor's and F-1+ by Fitch Ratings.

Off-balance sheet debt at September 30, 2002 and September 30, 2001 consists of the company's pro rata share of nonrecourse debt of various equity investments, including Trigen-Peoples ($15.7 million and $15.8 million), EnerVest ($5.7 million and $19.8 million) and Elwood ($196.9 million and $0). At September 30, 2002 and September 30, 2001, this debt amounted to $218.3 million and $35.6 million, respectively.

The company has filed a universal shelf registration statement on Form S-3 for the issuance from time-to-time

Stock Price and Book Value
At September 30
(dollars)


40
35
30
25
20
15
33.69
22.74
98
99
00
01
02

Stock Price | Book Value

Annualized Dividend Rate


$2.10
2.05
2.00
1.95
1.90
1.85
2.08
98
99
00
01
02

of up to $500 million of securities. At September 30, 2002, no securities have been issued under this registration statement. Proceeds may be used for general corporate purposes, including acquisitions. The company intends to amend this registration statement to provide the ability to issue up to 1.5 million shares of common stock from time-to-time in one or more negotiated transactions or at the market offerings (as defined in SEC Rule 415 under the Securities Act of 1933) pursuant to a continuous equity offering.

Financial Uses

Capital Spending. In fiscal 2002, the company spent $200.9 million on capital projects and investments in equity investees. The Gas Distribution segment spent $92.7 million on property, plant and equipment of which $81.4 million was spent by Peoples Gas and $11.3 million was spent by North Shore Gas. The remaining $108.2 million was spent by the diversified business segments. The Power Generation segment contributed land and improvements with a market value of $11.0 million plus cash of $43.1 million to the SCEP partnership with Exelon. Cash spent during fiscal 2002 for the land and improvements contributed to SCEP was $1.4 million. This amount plus the cash investment in SCEP is included in capital spending. Additionally, the Power Generation segment spent $12.2 million on other power development projects and Elwood. The Oil and Gas segment spent $45.7 million in developing owned properties and acquiring new properties. Total forecasted capital spending for fiscal 2003 is $204.0 million.

Partnership Advances. During fiscal 2001, the company increased its advances to joint venture partnerships ($79.2 million) to complete the expansion of the Elwood facility. The funds were repaid early in fiscal 2002 as a result of permanent project financing. (See Note 16 of the Notes to Consolidated Financial Statements.)

Retirement of Debt. In the first quarter of 2002, Peoples Gas retired short-term debt of $200 million that was issued in the first quarter of 2001 using cash on hand, intercompany loans and commercial paper. The company also retired $100 million in variable rate notes due August 1, 2002.

On December 5, 2002, North Shore Gas redeemed $24.6 million of its First Mortgage Bond, Series J, using cash on hand, intercompany loans and commercial paper.

Peoples Gas is seeking authority from the Illinois Development Finance Authority (IDFA) to issue $50.0 million of tax-exempt debt to refinance its First and Refunding Mortgage Bonds, Series X, which will result in the redemption of the City of Chicago Gas Supply Revenue Bonds, 1985 Series A (The Peoples Gas Light and Coke Company Project). Peoples Gas is also seeking approval from the IDFA to issue approximately $25.0 million to $30.0 million of new tax-exempt debt to finance a portion of 2003 capital expenditures for its gas distribution system.

Working Capital Credit Facility. Elwood, the company and Dominion have entered into a revolving working capital credit facility under which the company and Dominion will fund Elwood's working capital requirements up to a maximum aggregate amount of $10.0 million. The facility is dated June 28, 2002 and commenced July 1, 2002. The outstanding loans would earn interest at the A-2/P-2 commercial paper rate plus 50 basis points. At September 30, 2002, the entire amount was available.

Dividends. On February 6, 2002, the Directors of the company voted to increase the regular quarterly dividend on the company's common stock to 52 cents per share from the 51 cents per share previously in effect.

Commitments and Contingencies

Contractual Obligations. The following table summarizes the company's long-term minimum contractual obligations:

(In Millions)	Payments Due by Period				
Contractual cash obligations	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Long-term debt[1]	$ 846.0	$ 90.0	$ —	$ —	$756.0
Operating leases	31.2	4.3	8.4	8.4	10.1
Other long-term obligations[2]	223.5	67.1	87.4	50.0	19.0
Total contractual cash obligations	$1,100.7	$161.4	$95.8	$58.4	$785.1

(1) Includes adjustable rate bonds classified as short-term debt.

(2) Includes gas purchases, storage, transportation, computer related and miscellaneous long-term commitments and short-term capital purchase commitments.

Guarantees of Unconsolidated Equity Investees and Standby Letters of Credit. As of September 30, 2002, there were $55.4 million of guarantees for debt service and operational guarantees of the company's unconsolidated equity investments, which is down from $66.4 million at September 30, 2001. Standby letters of credit were $4.7 million compared to $3.2 million at September 30, 2001.

	Commitments Due by Period				
Other commercial commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	More than 5 years
Standby letters of credit	$ 4.7	$—	$ —	$—	$ 4.7
Guarantees of unconsolidated equity investees	55.4	—	12.5	—	42.9
Total other commercial commitments	$60.1	$—	$12.5	$—	$47.6

Guarantees of Unconsolidated Equity Investees (In Millions) For Fiscal Years Ended September 30,		2002	2001
Elwood	- Debt service reserve account	$13.9	$ —
	- Operational	22.5	29.1
enovate	- Operational	—	18.3
Trigen-Peoples	- Operational	19.0	19.0
Total guarantees of unconsolidated equity investees		$55.4	$66.4

Environmental Matters. The company's Gas Distribution utility subsidiaries are conducting environmental investigations and remedial work at certain sites that were the location of former manufactured gas operations. (See Note 5A of the Notes to Consolidated Financial Statements.)

In 1994, North Shore Gas received a demand from a responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), for environmental costs associated with a former mineral processing site in Denver, Colorado. The demand alleged that North Shore Gas is a successor to the liability of a former entity that allegedly disposed of mineral processing wastes there between 1934 and 1941. (See Note 5B of the Notes to Consolidated Financial Statements.)

Gas Charge Reconciliation Proceeding for Fiscal 2001. The Commission is conducting a proceeding regarding the fiscal 2001 reconciliation of Peoples Gas' revenues from the Gas Charge and related costs. In this proceeding, the Commission Staff (Staff) has raised concerns about gas costs associated with gas that Peoples Gas resold as part of its normal operational practices. The Staff has not yet submitted evidence or made a specific recommendation, but, as part of the discovery process, it filed a motion to compel the production of certain information about these transactions and their possible relationship to Peoples Gas' affiliates. The Commission's Administrative Law Judge has not ruled on the motion, which Peoples Gas is contesting. Peoples Gas submitted additional direct evidence on October 16, 2002. On November 19, 2002, the Administrative Law Judge set a schedule for further proceedings in this matter. An order from the Commission is not expected before the third quarter of calendar 2003. Peoples Gas believes that its gas costs were prudently incurred but cannot predict the outcome of the proceeding. Fiscal year 2002 gas charge reconciliation cases were initiated on November 7, 2002.

Risk Management Activities

Market Risk. The company's earnings may vary due to changes in commodity prices (market risk) through its subsidiaries' operations and investments. To manage this market risk, the company uses forward contracts and financial instruments, including commodity futures contracts, swaps, no cost collars and options contracts. These instruments are commonly referred to as derivatives because they derive their values from the price of an underlying physical commodity or security.

It is the policy of the company to use these instruments solely for the purpose of managing risk and not for any speculative purpose. All market risk is identified and reduced to levels less than the maximum earnings-at-risk limit approved by the Board of Directors. All hedging is conducted on registered exchanges or with counterparties that meet stringent credit requirements. Formal risk management policy and procedures are in place for all subsidiaries. Most of these instruments qualify for hedge accounting. Therefore gains and losses from these instruments will be recorded in the Income Statement in the month that hedged item is purchased or sold. Any hedge ineffectiveness is booked monthly to the Income Statement. (See Note 1O of the Notes to Consolidated Financial Statements.)

The company monitors and controls its derivative and physical positions using analytical techniques including measuring future obligations to changes in market price (mark-to-market), sensitivity analysis and value at risk. This process provides information on credit exposure as well as the current value of the portfolio. All valuations are based on well publicized market prices rather than model valuation projections. Monthly projections of basis valuation are based on deal quotes and adjusted for seasonality based on historical trends.

Starting in the second quarter of 2002, the company's utilities began to use financial derivative instruments to lock in the purchase price for a portion of its future natural gas purchases. The strategy is intended to minimize fluctuations in gas costs charged to the utility gas sales customers. Since these derivative instruments are not designated as hedges and are employed to support gas costs charged to utility gas sales customers, the accounting for these derivative instruments is subject to SFAS No. 71. Therefore, changes in the market value of these derivatives are recorded as a regulatory asset or regulatory liability on the Consolidated Balance Sheet. Gains or losses on the settlement of these contracts are included as an adjustment to gas purchases in the determination of the monthly gas charge passed through to customers.

The company has positions in natural gas transportation and inventory as part of its Midstream Services operations. The company uses derivative financial instruments to protect against loss of value in its inventory caused by changes in the marketplace. Changes in the value of the derivatives are recorded in gas costs with a simultaneous entry to gas costs for any change in the fair value of the physical inventory being hedged. Although most of the physical contracts managed by the Midstream Services segment are accounted for on an accrual basis, a number of contracts are recorded on a mark-to-market basis. As of September 30, 2002, the mark-to-market liability and asset of these contracts was immaterial.

The company has working interests in natural gas and crude oil producing properties. Using swaps, no cost collars and options, the company had hedges in place as of September 30, 2002 for 13,832 MMbtus of its fiscal 2003 gas production. Utilizing the collar floors, the weighted average hedge price for fiscal 2003 for hedges in place at September 30, 2002, was $3.30 per MMbtu. In addition, as of September 30, 2002, the company had hedges in place for 272,650 Bbls of its fiscal 2003 oil production at an average price of $20.82 per Bbl. Natural gas and crude oil hedges are based on prices established by the NYMEX.

The company sells fixed price and variable priced products as part of its Retail Energy Services business. Price risk is managed through the use of supplier contracts, storage and financial transactions. As of September 30, 2002, the exposure from open positions was immaterial.

The Power Generation segment has entered into power sales tolling contracts that effectively eliminate fuel price risk.

The following table presents the valuation of outstanding contracts at September 30, 2002 and 2001:

	Derivative Type					
	Cash Flow Hedges		Fair Value Hedges		Mark-to-Market	
(In Thousands)	2002	2001	2002	2001	2002	2001
Value of contracts outstanding at the beginning of the period	$ 16,825	$(41,254)	$ —	$—	$ —	$—
Less: contracts realized or otherwise settled during the period	7,279	(18,007)	—	—	269	—
Plus: value of new contracts entered into during the period and outstanding at year-end	(3,918)	22,093	(201)	—	31,042	—
Plus: changes in fair value attributable to changes in valuation techniques and assumptions	—	—	—	—	—	—
Plus: other changes in fair values	(19,348)	17,979	—	—	269	—
Value of contracts outstanding at the end of the period	$(13,720)	$ 16,825	$(201)	$—	$31,042	$—

The maturity of the fair value hedges and the mark-to-market contracts fall within the next 12 months. Included in the value of mark-to-market contracts are amounts relating to the utility subsidiaries gas price protection program ($31.1 million). All gains or losses from these contracts will be included in the gas charge to customers at maturity. The maturities of the cash flow hedges is detailed in the table below. All valuations are based on NYMEX closing prices at September 30, 2002.

	Cash Flow Hedges – Value by Year of Maturity						
(In Thousands)	Total	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years
Value at September 30, 2002	$(13,720)	$ (7,549)	$ (3,843)	$ (853)	$ (1,090)	$ (385)	$ —
MMbtue	36,089	15,468	9,927	7,145	3,039	510	—
Average Hedge Price	$ 3.30	$ 3.27	$ 3.28	$ 3.46	$ 3.21	$ 2.81	$ —
Value at September 30, 2001	$ 16,825	$ 7,812	$ 3,852	$ 2,716	$ 2,397	$ 181	$ (133)
MMbtue	41,401	14,254	9,956	7,819	5,950	2,912	510
Average Hedge Price	$ 3.41	$ 3.36	$ 3.41	$ 3.49	$ 3.60	$ 3.20	$ 2.81

Weather Risk. The company's earnings vary due to the warmth or severity of the weather. The company manages this risk through the purchase of weather insurance and the use of block rates in utility rate design. Block rates help mitigate the effect of warm weather by allowing greater cost recovery on the first volumes through the meter and less on the last volumes. The insurance currently in place protects the company on the portion of lost revenue incurred when weather is seven percent to 13 percent warmer than normal. The insurance accrual is recorded using the prescribed intrinsic method of accounting and settles annually based on the company's fiscal year.

Interest Rate Risk. Interest rate risk generally is related to the outstanding debt of the company and of its Gas Distribution subsidiaries. The company manages its interest rate risk exposure by maintaining a mix of fixed and variable rate debt. At September 30, 2002 the company had outstanding a mix of $287.9 million in taxable and tax-exempt variable rate bonds and notes (31 percent of total debt outstanding). Assuming interest rates are 100 basis points higher than the rates reported at the end of September 30, 2002, the company's annualized interest expense would increase by approximately $2.9 million.

Credit Risk. The company has established a credit policy to mitigate the effect of nonperformance on wholesale transactions. Pursuant to this policy, a credit limit is established for all counterparties based on a review of their financial condition. This policy does not cover Retail Energy Services or Gas Distribution customers which are covered under other retail credit procedures. The company reviews, and changes when necessary, its credit underwriting and monitoring procedures. For example, the company has taken action this year to reduce exposure to counterparties with low credit ratings by lowering credit limits and reducing or terminating future business. In addition, the company has adequate financial assurance provisions in many of its commercial agreements that permit the company to call for additional credit support (e.g., letters of credit, cash deposits or payment in advance).

Aquila's senior unsecured debt rating was downgraded to below investment grade by Moody's Investor Services in September 2002 and by Standard & Poor's in November 2002. The company is closely monitoring the credit worthiness of Aquila, one of three companies contracting with Elwood for plant capacity and output. (See Note 4 of the Notes to Consolidated Financial Statements.)

Indenture Restrictions

North Shore Gas' indenture relating to its first mortgage bonds contains provisions and covenants restricting the payment of cash dividends and the purchase or redemption of capital stock. At September 30, 2002, such restrictions amounted to $6.9 million out of North Shore Gas' total retained earnings of $77.7 million.

Peoples District Energy owns a 50 percent equity interest in Trigen-Peoples. The Sponsor Support and Equity Contribution Agreement related to Trigen-Peoples' project financing prohibits any distribution that would result in the partners' total capital account in Trigen-Peoples to be less than $7.0 million. At September 30, 2002, the partners' capital account was $7.7 million.

Elwood's trust indenture and other agreements related to its project financing prohibit Elwood from making distributions unless Elwood has maintained certain minimum historic and projected debt service coverage ratios. At July 5, 2002, the most recent semi-annual distribution date, a minimum debt service coverage ratio of 1.2 to 1.0 was required and Elwood's actual debt service coverage ratio was approximately 1.5 to 1.0.

Interest Coverage

The fixed charges coverage ratios for the company for fiscal 2002, 2001 and 2000 were 3.62, 2.95 and 3.08, respectively.

The increase in the ratio in 2002 reflects lower interest expense due to lower short-term debt resulting from Elwood's bond financing, a decrease in the utility short-term borrowing requirements and lower interest rates.

The decrease in the ratio in 2001 reflects higher interest expense due to the issuance of long-term debt in July 2000 and January 2001, partially offset by higher pretax income.

Forward-Looking Information

The letter to shareholders from Mr. Patrick and this Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A) contain statements that may be considered forward-looking, such as: management's expectations, the statements of the company's business and financial goals regarding its business segments, the effect of weather on net income, cash position, source of funds, financing activities, market risk, the insignificant effect on income arising from changes in revenue from customers' gas purchases from entities other than the Gas Distribution subsidiaries, the adequacy of the Gas Distribution segment's reserves for uncollectible accounts that relate to the winter of 2000/2001, capital expenditures of the company's subsidiaries and environmental matters. These statements speak of the company's plans, goals, beliefs, or expectations, refer to estimates or use similar terms. Generally, the words "may," "could," "project," "believe," "anticipate," "estimate," "plan," "forecast," "will be" and similar words identify forward-looking statements. Actual results could differ materially, because the realization of those results is subject to many uncertainties including:

- Adverse decisions in proceedings before the Commission concerning the prudence review of the utility subsidiaries' gas purchases;
- the future health of the United States and Illinois economies;
- the timing and extent of changes in interest rates and energy commodity prices, including but not limited to the effect of unusually high gas prices on cost of gas supplies, accounts receivable and the provision for uncollectible accounts and interest expense;
- adverse resolution of material litigation;
- business and competitive conditions resulting from deregulation and consolidation of the energy industry;
- effectiveness of the company's risk management policies and the creditworthiness of customers and counterparties;
- regulatory developments in the United States, Illinois and other states where the company does business;
- changes in the nature of the company's competition resulting from industry consolidation, legislative change, regulatory change and other factors, as well as action taken by particular competitors;
- the company's success in identifying diversified business segment projects on financially acceptable terms and generating earnings from projects in a reasonable time;
- operational factors affecting the company's Gas Distribution, Power Generation and Oil and Gas Production segments;
- Aquila's financial ability to perform under its power sales tolling agreements with Elwood;
- drilling risks and the inherent uncertainty of oil and gas reserve estimates;
- weather related energy demand; and
- terrorist activities.

Some of these uncertainties that may affect future results are discussed in more detail in Item 1 — Business of the Annual Report on Form 10-K. All forward-looking statements included in this MD&A are based upon information presently available, and the company assumes no obligation to update any forward-looking statements.

Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk are reported in the MD&A — Risk Management Activities.

Statement of Management's Responsibility

The financial statements and other financial information included in this report were prepared by management, which is responsible for the integrity and objectivity of presented data. The consolidated financial statements of the company and its subsidiaries were prepared in conformity with generally accepted accounting principles and necessarily include some amounts that are based on the best estimates and judgments of management.

The company maintains internal accounting systems and related administrative controls, along with internal audit programs, that are designed to provide reasonable assurance that the accounting records are accurate and assets are safeguarded from loss or unauthorized use. Consequently, management believes that the accounting records and controls are adequate to produce reliable financial statements.

Deloitte & Touche LLP, the company's independent public accountants approved by the Board of Directors, as a part of its audit of the financial statements, selectively reviews and tests certain aspects of internal accounting controls solely to determine the nature, timing, and extent of its audit tests. Management has made available to Deloitte & Touche LLP all of the company's financial records and related data and believes that all representations made to the independent public accountants during its audit were valid and appropriate.

The Audit Committee of the Board of Directors, comprised of five outside directors, meets periodically with management, the internal auditors, and Deloitte & Touche LLP, jointly and separately, to ensure that appropriate responsibilities are discharged. These meetings include discussion and review of accounting principles and practices, internal accounting controls, audit results and the presentation of financial information in the annual report.

Tom Patrick

Thomas M. Patrick
Chairman, President and
Chief Executive Officer

Thomas A. Nardi

Thomas A. Nardi
Senior Vice President,
Chief Financial Officer and Treasurer

Independent Auditors' Report

To Shareholders of Peoples Energy Corporation:

We have audited the accompanying consolidated balance sheets and consolidated capitalization statements of Peoples Energy Corporation and subsidiary companies (the company) at September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Energy Corporation and subsidiary companies at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the financial statements, in fiscal 2002 the company changed its accounting for acquisition, exploration and development activities related to oil and gas reserves from the full cost method to the successful efforts method and, retroactively restated the fiscal 2001 and 2000 financial statements for the change. As explained in Note 1 to the financial statements, effective October 1, 2000, the company changed its method of accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois
December 12, 2002

Consolidated Statements of Income

(In Thousands, except per-share amounts) For fiscal years ended September 30,	Peoples Energy Corporation 2002	2001 (Restated)	2000 (Restated)
Revenues	$1,482,534	$2,270,218	$1,417,533
Operating Expenses:			
Cost of energy sold	782,157	1,524,492	746,619
Operation and maintenance	294,219	297,797	274,320
Depreciation, depletion and amortization	98,852	93,190	101,513
Taxes — other than income taxes	135,957	192,848	141,522
Total Operating Expenses	1,311,185	2,108,327	1,263,974
Operating Income	171,349	161,891	153,559
Equity Investment Income	10,796	43,188	17,694
Total Operating and Equity Investment Income	182,145	205,079	171,253
Other Income	14,177	21,699	5,827
Other Expense	4,491	6,382	24
Interest Expense	56,439	72,051	52,919
Earnings Before Income Taxes	135,392	148,345	124,137
Income Taxes	46,321	51,372	41,195
Income Before Cumulative Effect of Change in Accounting Principle	89,071	96,973	82,942
Cumulative Effect of Accounting Change, Net of Tax	—	(34)	—
Net Income	$ 89,071	$ 96,939	$ 82,942
Average Shares of Common Stock Outstanding			
Basic	35,454	35,380	35,413
Diluted	35,492	35,439	35,417
Earnings Per Share of Common Stock			
Basic	$ 2.51	$ 2.74	$ 2.34
Diluted	$ 2.51	$ 2.74	$ 2.34

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(In Thousands) At September 30,	Peoples Energy Corporation 2002	2001 (Restated)
Assets		
Capital Investments:		
Property, plant and equipment		
Utility plant	$2,493,323	$2,432,307
Oil and gas	285,885	254,441
Other	15,422	5,107
Total property, plant and equipment	2,794,630	2,691,855
Less — Accumulated depreciation, depletion and amortization	1,020,729	949,117
Net property, plant and equipment	1,773,901	1,742,738
Investment in equity investees	154,857	160,490
Other investments	22,893	26,020
Total Capital Investments — Net	1,951,651	1,929,248
Current Assets:		
Cash and cash equivalents	5,433	65,166
Deposits	28,645	3,325
Advances to joint venture partnerships	—	147,616
Receivables —		
Customers, net of reserve for uncollectible accounts of $34,669 and $46,644, respectively	180,601	291,038
Other	42,979	109,975
Materials and supplies, at average cost	12,691	14,450
Gas in storage	86,825	86,504
Gas costs recoverable through rate adjustments	10,218	6,841
Regulatory assets of utility subsidiaries	18,274	3,881
Other	6,203	2,232
Total Current Assets	391,869	731,028
Other Assets:		
Prepaid pension costs	179,678	155,566
Noncurrent regulatory assets of utility subsidiaries	167,236	114,382
Deferred charges	33,213	45,920
Total Other Assets	380,127	315,868
Total Assets	$2,723,647	$2,976,144
Capitalization and Liabilities		
Capitalization (see Consolidated Capitalization Statements)	$1,360,338	$1,442,922
Current Liabilities:		
Current maturities of long-term debt	90,000	100,000
Short-term debt	287,871	507,454
Accounts payable	213,912	287,483
Regulatory liabilities of utility subsidiaries	29,976	—
Dividends payable	18,495	18,171
Customer deposits	70,641	40,370
Accrued taxes	47,283	31,200
Gas costs refundable through rate adjustments	28	47,339
Accrued interest	11,582	12,570
Total Current Liabilities	769,788	1,044,587
Deferred Credits and Other Liabilities:		
Deferred income taxes	378,225	331,239
Investment tax credits	28,340	29,028
Noncurrent regulatory liabilities of utility subsidiaries, environmental and other	186,956	128,368
Total Deferred Credits and Other Liabilities	593,521	488,635
Total Capitalization and Liabilities	$2,723,647	$2,976,144

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Capitalization Statements

	Peoples Energy Corporation	
(In Thousands, except shares outstanding) At September 30,	2002	2001 (Restated)
Common Stockholders' Equity:		
Common stock, without par value —		
Authorized 60,000,000 shares		
Issued 35,705,106 and 35,646,244 shares, respectively	$ 301,699	$ 299,327
Retained earnings	522,381	506,589
Treasury stock (246,100 and 247,300 shares, respectively, at cost)	(6,760)	(6,793)
Accumulated other comprehensive income (loss)	(10,996)	(509)
Total Common Stockholders' Equity	806,324	798,614
Long-Term Debt:		
Peoples Energy Corporation		
6.9% Series A, due January 15, 2011	325,000	325,000
Adjustable Rate Bonds, due August 1, 2002	—	100,000
The Peoples Gas Light and Coke Company		
First and Refunding Mortgage Bonds —		
6.875% Series X, due March 1, 2015	50,000	50,000
6.37% Series CC, due May 1, 2003	75,000	75,000
5-3/4% Series DD, due December 1, 2023	75,000	75,000
6.10% Series FF, due June 1, 2025	50,000	50,000
	250,000	250,000
Adjustable Rate Bonds —		
Series GG, due March 1, 2030	50,000	50,000
Series HH, due March 1, 2030	50,000	50,000
Series II, due March 1, 2030	37,500	37,500
Series JJ, due March 1, 2030	37,500	37,500
Series EE, due December 1, 2023	27,000	27,000
	202,000	202,000
North Shore Gas Company		
First Mortgage Bonds —		
8% Series J, due November 1, 2020	24,554	24,563
6.37% Series L, due May 1, 2003	15,000	15,000
5.00% Series M, due December 1, 2028	29,460	29,745
	69,014	69,308
Subtotal	846,014	946,308
Less adjustable rate bonds classified as short-term debt	202,000	202,000
Less current maturities of long-term debt	90,000	100,000
Total Long-Term Debt	554,014	644,308
Total Capitalization	$1,360,338	$1,442,922

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Peoples Energy Corporation

(In Thousands, except per-share amounts)	Common Stock	Treasury Stock	Other Retained Earnings	Accumulated Common Comprehensive Income (Loss)	Total
Fiscal 2000					
Beginning Balance	$296,712	$ —	$469,134	$ (465)	$765,381
Comprehensive Income					
Net Income			82,942		82,942
Other Comprehensive Income					
Minimum pension liability adjustment				(1,992)	(1,992)
Total Comprehensive Income					80,950
Common Stock issued	1,330				1,330
Treasury Stock		(6,817)			(6,817)
Dividends declared on common stock ($1.99)			(70,584)		(70,584)
At September 30, 2000[1]	$298,042	$(6,817)	$481,492	$ (2,457)	$770,260
Fiscal 2001					
Comprehensive Income					
Net Income			96,939		96,939
Other Comprehensive Income					
Minimum pension liability adjustment				(558)	(558)
SFAS 133 transitional adjustment				(23,600)	(23,600)
Unrealized hedge gain or (loss)				26,106	26,106
Total Comprehensive Income					98,887
Common Stock issued	1,285				1,285
Treasury Stock		24			24
Dividends declared on common stock ($2.03)			(71,842)		(71,842)
At September 30, 2001[2]	$299,327	$(6,793)	$506,589	$ (509)	$798,614
Fiscal 2002					
Comprehensive Income					
Net Income			89,071		89,071
Other Comprehensive Income					
Minimum pension liability adjustment				2,524	2,524
Unrealized hedge gain or (loss)				(13,011)	(13,011)
Total Comprehensive Income					78,584
Common Stock issued	2,372				2,372
Treasury Stock		33			33
Dividends declared on common stock ($2.07)			(73,279)		(73,279)
At September 30, 2002[3]	$301,699	$(6,760)	$522,381	$(10,996)	$806,324

The Notes to Consolidated Financial Statements are an integral part of these statements.

(1) Accumulated Other Comprehensive Income balance is net of $1.6 million deferred income tax credits related to the minimum pension liabilities.

(2) Accumulated Other Comprehensive Income balance is net of $2.0 million deferred income tax credits related to the minimum pension liabilities and $1.6 million deferred income tax charges related to unrealized hedge gains.

(3) Accumulated Other Comprehensive Income balance is net of $0.3 million deferred income tax credits related to the minimum pension liabilities and $8.6 million deferred income tax charges related to unrealized hedge gains.

Consolidated Statements of Cash Flows

	Peoples Energy Corporation		
(In Thousands) For fiscal years ended September 30,	2002	2001 (Restated)	2000 (Restated)
Operating Activities:			
Net Income	$ 89,071	$ 96,939	$ 82,942
Adjustments to reconcile net income to net cash:			
Depreciation, depletion and amortization			
Per statement of income	98,852	93,190	101,513
Charged to other accounts	4,453	5,835	4,791
Other noncash items charged to income	(1,515)	983	—
Deferred income taxes and investment tax credits — net	42,680	(6,864)	38,763
Change in environmental and other liabilities	62,902	41,145	9,447
Change in prepaid pension costs	(25,978)	(21,674)	(38,969)
Change in noncurrent regulatory assets of utility subsidiaries	(52,854)	(44,290)	(16,745)
Change in undistributed earnings from equity investments	12,316	(7,587)	(11,545)
Major changes in key working capital accounts:			
Receivables — net	177,433	(183,485)	(83,015)
Gas in storage	(321)	(1,971)	(3,023)
Gas costs recoverable through rate adjustments	(3,377)	48,025	(43,699)
Net regulatory assets/liabilities of utility subsidiaries	15,583	835	265
Customer deposits	30,271	(5,122)	(1,852)
Accounts payable	(90,719)	104,455	20,927
Accrued taxes	16,083	15,952	(22,330)
Gas costs refundable through rate adjustments	(47,311)	45,608	1,039
Other	623	(14,306)	(3,009)
Net Cash Provided by (Used In) Operating Activities	328,192	167,668	35,500
Investing Activities:			
Capital spending	(200,852)	(264,202)	(242,678)
Net change in advances to joint venture partnerships	147,616	(79,174)	(68,442)
Return of capital investments	62,922	37,784	—
Deposits	(25,320)	6,766	(1,237)
Proceeds from sale of assets	1,871	5,933	—
Other	(849)	(470)	(471)
Net Cash Provided By (Used in) Investing Activities	(14,612)	(293,363)	(312,828)
Financing Activities:			
Proceeds from (payment of) overdraft facility	17,148	(5,818)	5,818
Short-term debt — net	(219,583)	(60,760)	412,215
Retirement of long-term debt	(100,294)	(355)	(175,071)
Issuance of long-term debt	—	325,000	100,000
Proceeds from issuance of common stock	2,372	1,285	1,330
Dividends paid on common stock	(72,956)	(71,577)	(70,068)
Purchase of treasury stock	—	—	(6,817)
Net Cash Provided by (Used in)Financing Activities	(373,313)	187,775	267,407
Net Increase (Decrease) in Cash and Cash Equivalents	(59,733)	62,080	(9,921)
Cash and Cash Equivalents at Beginning of Year	65,166	3,086	13,007
Cash and Cash Equivalents at End of Year	$ 5,433	$ 65,166	$ 3,086
Supplemental information:			
Income taxes paid, net of refunds	$ (1,306)	$ 30,600	$ 23,110
Interest paid, net of amounts capitalized	$ 56,507	$ 65,504	$ 53,452

The Notes to Consolidated Financial Statements are an integral part of these statements.

1: Summary of Significant Accounting Policies

A. Principles of Consolidation

Peoples Energy Corporation (the company) is solely a holding company whose income is derived principally from its utility subsidiaries. The utilities are primarily engaged in the sale and transportation of natural gas to residential, commercial and industrial customers in the Chicago and northeast section of Illinois. It also engages in Midstream Services, Power Generation, Retail Energy Services and Oil and Gas Production.

All subsidiaries are included in the consolidated financial statements. All significant intercompany transactions have been eliminated in consolidation. Investments for which the company's subsidiaries have at least a 20 percent interest, but less than a majority ownership, and partnerships in which the company has less than a majority interest are accounted for under the equity method. Certain items previously reported for years prior to 2002 have been reclassified to conform to the current-year presentation. (See Note 1H.)

The company was a 50 percent partner with Enron Midwest in enovate until March 29, 2002, when Enron's interest in the partnership was purchased by the company. From late March and until its dissolution in September 2002, enovate was reported as a wholly owned subsidiary instead of an investment accounted for under the equity method.

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Gas and electricity sales and transportation revenues are recorded on the accrual basis for all gas and electricity delivered during the month, including an estimate for gas and electricity delivered but unbilled at the end of each month. The amount of accrued unbilled revenues at September 30, 2002 and 2001, for the company was $32.1 million and $33.1 million, respectively.

D. Weather Insurance

The company is partially protected from the impact of unusually mild weather by a five-year weather insurance policy purchased in fiscal year 2000. The weather insurance program protects earnings when weather falls below 6,000 degree days per fiscal year or about seven percent warmer than normal with payments limited to a maximum of $12.0 million per year and $36.0 million over the life of the policy. Through September 30, 2002, the company has recorded $17.1 million in weather insurance revenue. The company retains all upside revenue potential when weather is colder than normal. On a monthly basis, the company amortizes the premium based on the normal 30-year average temperature and applies the intrinsic value method to measure the contract at an interim balance sheet date. The contract settles annually at the fiscal year-end. The insurance proceeds are reported as revenue.

E. Comprehensive Income

Comprehensive income is the total of net income and all other nonowner changes in equity (other comprehensive income). Comprehensive income includes net income plus the effect of additional pension liability not yet recognized as net periodic pension cost and the unrealized hedge gain or loss on derivative instruments. The company has reported AOCI in its Consolidated Statements of Stockholders' Equity.

F. Income Taxes

The company follows the asset and liability method of accounting for deferred income taxes. Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on Peoples Gas and North Shore Gas, certain adjustments made to deferred income taxes are, in turn, debited (credited) to regulatory assets (liabilities). (See Note 10C.)

Each utility subsidiary within the consolidated group nets its income tax-related regulatory assets and liabilities. At September 30, 2002 and 2001, net regulatory income tax assets for the company and Peoples Gas amounted to $18.7 million and $18.8 million, respectively, while net regulatory income tax liabilities for the company and North Shore Gas recorded in other liabilities equaled $3.4 million and $3.9 million, respectively.

Investment tax credits have been deferred and are being amortized to income over the remaining book lives of related property.

As a result of qualified production from oil and gas reserves that were acquired in December 1999, the company recognized $4.5 million, $4.7 million and $3.8 million of Section 29 tax credits in fiscal 2002, 2001 and 2000, respectively. Future production credits are scheduled to expire on December 31, 2002.

G. Property, Plant and Equipment

Property, plant and equipment is stated at original cost and includes appropriate amounts of capitalized labor costs, payroll taxes, employee benefit costs, administrative costs and an allowance for funds used during construction or capitalized interest as appropriate.

H. Oil and Gas Production Properties/ Change in Accounting

In the first quarter of fiscal 2002, the company elected to change its method of accounting for oil and gas properties from the full cost method to the successful efforts method. Under the successful efforts method, the cost of exploratory dry holes and other exploration costs are expensed in the period they occur, whereas under the full cost method these costs are capitalized and amortized over future production. In accordance with GAAP, previously reported results have been restated. The impact of the restatement resulted in a reduction in net income of $0.1 million and $3.5 million ($0.10 per share) for fiscal years 2001 and 2000, respectively. The total effect of the restatement on years prior to fiscal 2000 was $3.3 million ($0.09 per share).

I. Depreciation, Depletion and Amortization

The company's utility subsidiaries charge the cost of maintenance and repairs of property and minor renewals and improvements of property to maintenance expense. When depreciable property is retired, its original cost is charged to the accumulated provision for depreciation. The provision for depreciation substantially reflects the systematic amortization of the original cost of depreciable property, net of the accumulated reserve for depreciation, over the estimated composite remaining useful lives on the straight-line method. Additionally, actual dismantling cost, net of salvage, is recorded as depreciation expense in the month incurred.

In August 2000, Peoples Gas and North Shore Gas filed petitions with the Commission requesting approval of revised depreciation rates, based on average service life studies. In November 2000, the Commission issued orders approving the filed rates, which reduced depreciation expense by $17.2 million in fiscal year 2001.

Diversified businesses' depreciable property, other than oil and gas producing properties, is amortized over its estimated useful lives. Gains and losses are recognized at the time of asset sale or disposition.

The consolidated provision for depreciation and amortization, expressed as an annual percentage of the original cost of depreciable property, was 3.5 percent, 3.5 percent and 4.0 percent for fiscal years 2002, 2001 and 2000, respectively.

In the case of oil and gas producing properties, the company is amortizing the capitalized costs by utilizing the successful efforts method of accounting on an overall units-of-production method based on total estimated proved oil and gas reserves. The fiscal 2002, 2001 and 2000 average rate of depletion was $1.40, $1.39 and $1.23 per Mcf equivalent unit of production, respectively.

J. Gas in Storage

The company's utility subsidiaries price storage injections at the fiscal-year average of the costs of natural gas supply purchased. Withdrawals from storage for the utilities are priced on the last-in, first-out (LIFO) cost method. The estimated replacement cost of gas in inventory at September 30, 2002 and 2001, exceeded the LIFO cost by approximately $131.2 million and $20.1 million, respectively. The Retail Energy Services and Midstream Services segments account for gas in inventory using the average cost method.

The company's calculation uses a year end Chicago city-gate gas price of $4.04 for fiscal year 2002 and $1.87 for fiscal year 2001.

K. Regulated Operations

Peoples Gas' and North Shore Gas' utility operations are subject to regulation by the Commission. Regulated operations are accounted for in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This standard controls the application of GAAP for companies whose rates are determined by an independent regulator such as the Commission. Under this standard, certain costs or revenues are deferred on the Balance Sheet until recovered or refunded through rates.

The following regulatory assets and liabilities of subsidiaries were reflected on the Consolidated Balance Sheets at September 30:

(In Thousands) September 30,	2002	2001
Regulatory assets of subsidiaries		
Environmental costs, net of recoveries (see Note 5A)	$160,797	$ 93,330
Income tax (see Note 1F)	18,702	18,842
Discount, premium, expenses and loss on reacquired bonds	5,762	6,091
Price protection program	250	—
Total regulatory assets of subsidiaries	185,511	118,263
Regulatory liabilities of subsidiaries		
Income taxes (see Note 1F)	3,388	3,850
Price protection program	31,420	—
Total regulatory liabilities of subsidiaries	34,808	3,850
Net regulatory assets of subsidiaries	$150,703	$114,413

L. Recovery of Gas Costs

Under the tariffs of Peoples Gas and North Shore Gas, all reasonably incurred gas costs are recoverable from customers. The difference for any month between costs recoverable through the Gas Charge and the actual amount billed to customers under the Gas Charge is recovered from or refunded to customers through future adjustments to the Gas Charge. Such difference for any month is recorded either as a current asset or as a current liability (with a contra entry to Gas Costs). Gas costs consist of two types — Commodity and Non-Commodity costs. The two types are tracked independently and may cause both an account receivable from and an account payable to customers.

For each utility subsidiary, the Commission conducts annual proceedings regarding the reconciliation of revenues from the Gas Charge and related gas costs. In these proceedings, the accuracy of the reconciliation of revenues and costs is reviewed and the prudence of gas costs recovered through the Gas Charge is examined by interested parties. If the Commission were to find that the reconciliation was inaccurate or any gas costs were imprudently incurred, the Commission would order the utility to refund the affected amount to customers through subsequent Gas Charge filings. The proceedings are typically initiated shortly after the close of the fiscal year and take at least a year to 18 months to complete. Proceedings regarding Peoples Gas and North Shore Gas for the fiscal year 2001 costs are currently pending before the Commission. In the proceeding regarding Peoples Gas, the Staff has raised concerns about the prudence of gas costs associated with gas that Peoples Gas resold as part of its normal operational practices. The Staff has not yet submitted evidence or made a specific recommendation, but as part of the discovery process, it filed a motion to compel the production of certain information about these transactions and their possible relationship to Peoples Gas' affiliates. The Commission's Administrative Law Judge has not ruled on the motion, which Peoples Gas is contesting. Peoples Gas submitted additional direct evidence on October 16, 2002. On November 19, 2002, the Administrative Law Judge set a schedule for further proceedings in this matter. An order from the Commission is not expected before the third quarter of calendar 2003. Peoples Gas believes that its gas costs were prudently incurred but cannot predict the outcome of the proceedings. Fiscal year 2002 gas charge reconciliation cases were initiated on November 7, 2002.

M. Recovery of Costs of Environmental Activities Relating to Former Manufactured Gas Operations

For each utility subsidiary, the Commission conducts annual proceedings regarding the reconciliation of revenues from the operation of a rate mechanism approved by the Commission and known as "Rider 11 — Adjustment for Incremental Costs of Environmental Activities" and related environmental costs. In these proceedings, the accuracy of the reconciliation of revenues and costs is reviewed and the prudence of environmental costs recovered through Rider 11 is examined by interested parties. If the Commission were to find that the reconciliation was inaccurate or any environmental costs were imprudently incurred, the Commission would order the utility to refund the affected amount to customers through subsequent Rider 11 filings. The proceedings are typically initiated after the close of the fiscal year and take at least a year to 18 months to complete. Proceedings regarding Peoples Gas and North Shore Gas for the fiscal year 2001 costs are final and the Commission has accepted the 2001 costs as reported. (See Note 5A.)

N. Accounting for Gas Supply Contracts

In October 1999, Peoples Gas and North Shore Gas entered into gas purchase and agency agreements with Enron. Under the terms of the agreements, Enron sold and delivered gas to Peoples Gas and North Shore Gas covering baseload requirements plus incremental quantities as needed. In conjunction with these agreements, during fiscal 2000 Enron purchased from Peoples Gas and North Shore Gas specified quantities of the gas that Peoples Gas and North Shore Gas were obligated to buy from their suppliers under existing contracts. Enron purchased these gas supplies at the same point and the same time as they were delivered to Peoples Gas and North Shore Gas, at a sales price exactly matching the purchase price from suppliers. Contractually, Peoples Gas and North Shore Gas took title to the gas when it was delivered, at which point title passed to Enron. The company recorded the purchases from Enron as gas purchases and netted the applicable purchases from the suppliers with the sales to Enron. Fiscal 2001 and a portion of 2002 purchases were taken directly from Enron.

O. Derivative Instruments and Hedging Activities

The company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137 and SFAS No. 138 (collectively "SFAS No. 133") on October 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the Balance Sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results of the hedged item on the Income Statement. As a result of adopting the standard, the company recorded a "Cumulative Effect of Accounting Change" transitional adjustment. The transitional impact on the financial statements of adopting SFAS No. 133 as of October 1, 2000, was to reduce earnings by $34,000, net of tax; reduce AOCI by $23.6 million, net of tax; record a liability of $40.0 million; record an increase in investment in equity investees of $0.9 million and record deferred taxes of $15.5 million.

For cash flow hedges, the change in the derivative's fair value, net of applicable taxes, is recorded on the Balance Sheet in AOCI with a contra entry to an asset or liability as appropriate. At the time the hedged transaction is recorded on the Income Statement, the current value of the derivative is transferred from AOCI to the Income Statement. During the life of the hedge, any ineffectiveness, as defined, is recorded immediately in earnings.

For fair value hedges, the change in the value of the derivative is recorded immediately in earnings in the same month. The change in the fair value of the hedged asset or liability is also recorded immediately in earnings.

The company records all hedging gains and losses in the same Income Statement category as the underlying hedged transaction. The fair value of the derivative, until settled, is recorded in other receivables, deferred charges, accounts payable or deferred credits and other liabilities based on the current value and the projected settlement dates of the hedges.

The company has hedged various anticipated cash flow transactions through December 2006. The majority of these hedges are related to the company's forecasted sales of produced oil and gas of its Oil and Gas subsidiary. During the 12 months ended September 30, 2002, the company recorded in earnings a $5.4 million gain ($3.3 million, net of tax) related to hedge activity. The majority of this activity was previously recorded in AOCI with the exception of gains and losses attributable to hedges entered into during the current fiscal year, which accounted for a $2.0 million net loss. The company anticipates reclassifying, in the next 12 months, $1.8 million of deferred gains from AOCI into earnings, as calculated using commodity prices at September 30, 2002. As of September 30, 2002, the company has $23.2 million of derivative liabilities, $40.3 million of derivative assets and has cumulative deferred losses in AOCI of $7.4 million, net of taxes. The company also records adjustments to AOCI to reflect its share of AOCI amounts recorded by partnerships related to their hedging activity. The company records an offsetting amount to its investment in the partnership.

During fiscal 2002, the Midstream Services segment entered into a fair value hedge of inventory it holds in connection with its fuel manager obligation for the Elwood facility. Changes in the value of the derivatives are recorded in gas costs with a simultaneous entry to gas costs for any change in the fair value of the physical inventory being hedged. This hedge had an immaterial effect on fiscal year results.

Peoples Gas and North Shore Gas use derivative transactions to help mitigate volatility in their respective gas charges. Since these derivative instruments are not designated as hedges and are employed to support gas costs charged to regulated gas customers, the accounting for these derivative instruments is subject to SFAS No. 71. Any gains or losses associated with this activity will be included in gas costs passed through to utility customers offsetting actual cost of gas purchased. As of September 30, 2002, the balance in regulatory liabilities related to these transactions for Peoples Gas and North Shore Gas was $26.0 million and $5.4 million, respectively. Peoples Gas has $0.3 million recorded in regulatory assets related to this program.

Derivative hedges with Enron, which were deemed ineffective in the first quarter of fiscal 2002, were collected in the second quarter and the company has no further exposure to Enron with respect to these hedges.

P. Cash and Cash Equivalents and Statement of Cash Flows

For purposes of reporting cash flows, the company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Under the company's cash management practices, checks issued pending clearance that result in overdraft balances for accounting purposes are included in the accounts payable balance and total $17.1 million as of September 30, 2002. There was no overdraft at September 30, 2001.

Q. Recent Accounting Pronouncements

Accounting Standards Adopted Within the Current Fiscal Year. During July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment of intangible assets with indefinite lives in the year of adoption and an annual impairment test of those assets thereafter. The company adopted SFAS No. 142, effective October 1, 2001. However, the company and its subsidiaries have no goodwill on their books resulting from acquisitions and the company also has no recorded intangible assets that have indefinite lives. Therefore, adoption of SFAS Nos. 141 and 142 had no impact.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company elected early adoption, which did not have a material effect on its financial condition or results of operations.

2: Business Segments

The company has six business segments: Gas Distribution, Power Generation, Midstream Services, Retail Energy Services, Oil and Gas Production and Other. Operating income also includes the effect of corporate activities and consolidating adjustments.

The company has determined its business segments based on regulation and on type of products or services and activity related to those products or services, such as production versus marketing of natural gas. These segments are consistent with how the company's senior management develops overall strategy for the company. The financial performance of each segment is evaluated based on its operating and equity investment income before interest expense, other income and expense and income taxes. The accounting policies of the six segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. No single customer represents more than 10 percent of consolidated revenues. All of the segments' reportable revenues are derived from sources within the United States and all segments' reportable long-lived assets are located in the United States.

The Gas Distribution segment is the company's core business. Its two regulated utilities purchase, store, distribute, sell and transport natural gas to approximately one million retail customers through a 6,000-mile distribution system serving the City of Chicago and 54 communities in northeastern Illinois. The company also owns a storage facility in central Illinois and a pipeline that connects the facility and six major interstate pipelines to Chicago.

The Power Generation segment is engaged in the development, construction, operation and ownership of electric generation facilities for sales to electric utilities and marketers. The company is a 50 percent investor in Elwood and a 30 percent investor in SCEP.

The Midstream Services segment performs wholesale activities that provide value to utilities, marketers and pipelines. The company, through Peoples Gas, operates a natural gas hub. It also owns and operates a natural gas liquids peaking facility and is active in other asset-based wholesale activities.

The Retail Energy Services segment provides gas, electricity and energy management services, including energy alternatives, to industrial, commercial and residential customers regionally within Illinois.

The Oil and Gas Production segment is active in the acquisition, development and production of oil and gas reserves in selected onshore basins in North America. The company also has an equity investment in EnerVest, which develops and manages a portfolio of oil and gas producing properties.

The company is involved in other activities such as district heating and cooling. These business development activities do not fall under the above segments and are reported in the Other segment.

(In Thousands)	Gas Distribution	Power Generation	Midstream Services	Retail Energy Services	Oil and Gas Production	Other	Corporate and Adjustments	Total
Fiscal 2002								
Revenues	$1,067,297	$ 4,619	$193,004	$167,787	$ 65,710	$ 48	$(15,931)	$1,482,534
Depreciation, Depletion and Amortization	68,779	120	749	1,758	27,312	30	104	98,852
Operating Income (Loss)	167,313	(1,151)	11,505	1,549	18,276	(1,194)	(24,949)	171,349
Equity Investment Income	—	11,216	1,297	—	(2,134)	417	—	10,796
Operating and Equity Investment Income	167,313	10,065	12,802	1,549	16,142	(777)	(24,949)	182,145
Segment Capital Assets	1,547,891	1,002	5,270	9,129	215,870	1,231	925	1,781,318
Investments in Equity Investees	—	123,254	—	—	27,400	4,203	—	154,857
Capital Spending	92,652	56,725	3,962	1,087	45,748	625	53	200,852
Return of Advances to Joint Venture Partnerships	$ —	$(147,616)	$ —	$ —	$ —	$ —	$ —	$ (147,616)
Fiscal 2001								
Revenues	$1,835,427	$ —	$131,957	$256,535	$ 53,988	$ 123	$ (7,812)	$2,270,218
Depreciation, Depletion and Amortization	68,351	1	536	1,660	22,292	66	284	93,190
Operating Income (Loss)	178,362	(4,620)	6,668	(3,007)	12,703	(1,727)	(26,488)	161,891
Equity Investment Income	—	24,566	11,348	—	6,427	847	—	43,188
Operating and Equity Investment Income	178,362	19,946	18,016	(3,007)	19,130	(880)	(26,488)	205,079
Segment Capital Assets	1,529,279	5,061	6,517	10,177	199,746	2,453	1,064	1,754,297
Investments in Equity Investees	—	116,663	11,665	—	27,375	4,787	—	160,490
Capital Spending	97,661	14,180	2,163	3,158	146,016	1,006	18	264,202
Advances to Joint Venture Partnerships	$ —	$ 79,174	$ —	$ —	$ —	$ —	$ —	$ 79,174
Fiscal 2000								
Revenues	$1,116,141	$ —	$132,722	$142,233	$ 31,139	$ 40	$ (4,742)	$1,417,533
Depreciation, Depletion and Amortization	84,704	—	527	1,689	14,400	66	127	101,513
Operating Income (Loss)	163,397	(3,710)	10,151	(4,165)	1,741	(1,151)	(12,704)	153,559
Equity Investment Income	—	15,197	217	—	1,736	544	—	17,694
Operating and Equity Investment Income	163,397	11,487	10,368	(4,165)	3,477	(607)	(12,704)	171,253
Segment Capital Assets	1,504,983	42,082	7,010	8,679	81,717	2,514	1,282	1,648,267
Investments in Equity Investees	—	106,048	1,233	—	27,097	4,939	—	139,317
Capital Spending	108,230	41,911	868	1,431	87,832	3,301	(895)	242,678
Advances to Joint Venture Partnerships	$ —	$ 68,442	$ —	$ —	$ —	$ —	$ —	$ 68,442

Reconciliation of Capital Investments

(In Thousands) Fiscal years ended September 30,	2002	2001	2000
Capital Investments			
Segment capital assets	$1,781,318	$1,754,297	$1,648,267
Investments in equity investees	154,857	160,490	139,317
Other investments not included in above categories	15,476	14,461	22,508
Total Capital Investments — Net	$1,951,651	$1,929,248	$1,810,092

3: Equity Investments

The company has a number of investments that are accounted for as unconsolidated equity method investments. During the second quarter of fiscal 2002, the company acquired Enron's 50 percent interest in enovate, its partnership with Enron. Results from this business were recorded in the Midstream Services segment as a consolidated subsidiary from March 2002 until enovate was liquidated in September 2002. Individually, the company's equity investments do not meet the requirements for financial disclosure. However, in aggregate these investments were material at September 30, 2002. The company records its share of income gains and losses based on financial information it receives from the partnerships.

The following table presents total activity of equity method investees and the company's share of financial results from unconsolidated equity method investments.

(In Thousands) Fiscal years ended September 30,	2002	2001	2000
Gross Results from Equity Investments			
Revenues	$235,759	$ 437,579	$106,421
Operating Income	60,194	102,735	43,131
Interest Expense	41,911	8,259	6,497
Equity Investment Income	18,777	95,555	37,867
Total Assets	895,400	1,026,063	496,350
Total Liabilities	$467,500	$ 673,152	$183,206
Peoples Energy's Share Total Equity Investments			
Revenues	$106,230	$ 200,006	$ 46,636
Operating Income	30,333	45,696	19,519
Interest Expense	19,734	3,031	2,420
Equity Investment Income	10,796	43,188	17,694
Undistributed Partnership Income Included in Retained Earnings	12,316	(7,587)	(11,545)
Total Assets	388,939	482,264	221,645
Total Liabilities	$230,816	$ 322,353	$ 81,958

4: Concentration of Credit Risk

Peoples Gas provides natural gas service to approximately 850,000 customers within the City of Chicago. North Shore Gas provides natural gas service to about 150,000 customers within approximately 275 square miles in northeastern Illinois. Credit risk for the utility companies is spread over a diversified base of residential, commercial and industrial customers.

Peoples Gas and North Shore Gas encourage customers to participate in their long-standing budget payment programs, which allow the cost of higher gas consumption levels associated with the heating season to be spread over a 12-month billing cycle. Customers' payment records are continually monitored and credit deposits are required, when appropriate.

Peoples Energy Resources, the company's Midstream Services and Power Generation subsidiary, buys and sells natural gas through a variety of counterparties. In addition, the company has ownership interests in two natural gas fired power plants: Elwood (50 percent) and SCEP (30 percent). Elwood's plant capacity and output has been sold on a long-term basis to three counterparties: Aquila, Engage and Exelon. SCEP's plant capacity and output has been sold on a long-term basis to Exelon.

Moody's Investors Service and Standard & Poor's Ratings Services recently downgraded Aquila's senior unsecured debt rating to below investment grade. As a result of Aquila's credit rating downgrades, Aquila has posted letters of credit equal to six months of capacity payments for the benefit of Elwood. In the event Aquila does not fulfill its payment obligations or terminates its power sales tolling agreements and Elwood cannot make adequate alternate arrangements, Elwood could suffer a revenue shortfall or an increase in its costs that could adversely affect the ability of Elwood to fully perform its obligations under the indenture related to its outstanding bonds. If Elwood is adversely affected by the failure of Aquila to make payments under its power sales agreements, the company may receive substantially reduced or no investment income from Elwood. At this time, the company cannot determine whether or to what extent Aquila's failure to pay Elwood would result in a material adverse effect on the company.

Peoples Energy Services, the company's Retail Energy subsidiary, sells natural gas and electricity to approximately 11,000 commercial and industrial customers in northern Illinois.

Peoples Energy Production, the company's Oil and Gas Production subsidiary, owns nonoperated interests in oil and gas reserves, which are managed by 54 operators. In addition, the company operates 66 wells with 95 percent of the production from these wells being sold to a single marketer, Cima Energy LLC.

5: Environmental Matters

A. Former Manufactured Gas Plant Operations

The company's utility subsidiaries, their predecessors and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing gas and storing manufactured gas. In connection with manufacturing and storing gas, various by-products and waste materials were produced, some of which might have been disposed of rather than sold. Under certain laws and regulations relating to the protection of the environment, the subsidiaries might be required to undertake remedial action with respect to some of these materials. Two of the manufactured gas sites are discussed in more detail below. The subsidiaries are addressing an additional 32 manufactured gas sites under a program supervised by the IEPA. Investigations have been completed at all or portions of 27 sites. Remediations have been completed at all or portions of four sites.

In 1990, North Shore Gas entered into an Administrative Order on Consent (AOC) with the United States EPA and the IEPA to implement and conduct a remedial investigation/feasibility study (RI/FS) of a manufactured gas site located in Waukegan, Illinois, where manufactured gas and coking operations were formerly conducted (Waukegan Site). The RI/FS was comprised of an investigation to determine the nature and extent of contamination at the Waukegan Site and a feasibility study to develop and evaluate possible remedial actions. North Shore Gas entered into the AOC after being notified by the EPA that North Shore Gas, General Motors Corporation (GMC) and Outboard Marine Corporation (OMC) were each a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), with respect to the Waukegan Site. A PRP is potentially liable for the cost of any investigative and remedial work that the EPA determines is necessary. Other parties identified as PRPs did not enter into the AOC.

Under the terms of the AOC, North Shore Gas is responsible for the cost of the RI/FS. North Shore Gas believes, however, that it will recover a significant portion of the costs of the RI/FS from other entities. GMC has shared equally with North Shore Gas in funding of the RI/FS cost, without prejudice to GMC's or North Shore Gas' right to seek a lesser cost responsibility at a later date.

In 1999, the EPA notified GMC, OMC, Elgin Joliet and Eastern Railway Company and North Shore Gas that they were potentially liable with respect to the Waukegan Site and that the EPA intended to begin discussions regarding the design and implementation of the remedial action selected for the Waukegan Site.

In 1999, the EPA issued the Record of Decision (ROD) selecting the remedial action for the Waukegan Site. The remedy consists of on-site treatment of ground water, off-site treatment and disposal of soil containing polynuclear aeromatic hydrocarbons or creosote, and on-site solidification/stabilization of arsenic-contaminated soils. The EPA has estimated the present worth of the remedy to be $26.5 million (representing the present worth of estimated capital costs and of estimated operation and maintenance costs).

In 2000, OMC filed a petition in federal bankruptcy court seeking protection under Chapter 11 of the United States Bankruptcy Code. On August 20, 2001, the bankruptcy court entered an order converting OMC's Chapter 11 case to a Chapter 7 case.

North Shore Gas and the other parties notified by the EPA have been discussing implementation of the remedy and the allocation of costs associated with the investigation and remediation of the Waukegan Site. In July 2001, North Shore Gas and the other PRPs entered into an AOC with the EPA to conduct the remedial design for the Waukegan Site.

On June 15, 2001, North Shore Gas entered into a settlement agreement with one of the PRPs and is continuing discussion with the remaining parties.

In June 2002, the City of Waukegan purchased the Waukegan Site from the OMC bankruptcy trustee. In October 2002, the City of Waukegan rezoned the property from industrial to residential. At this time, management is unable to determine whether, or to what extent, the change in ownership and change in zoning will affect remedial costs at the Waukegan Site.

The current owner of a site in Chicago, formerly called Pitney Court Station, filed suit against Peoples Gas in federal district court under CERCLA. The suit seeks recovery of the past and future costs of investigating and remediating the site. Peoples Gas is contesting this suit.

The utility subsidiaries are accruing and deferring the costs they incur in connection with all of the manufactured gas sites, including related legal expenses, pending recovery through rates or from insurance carriers or other entities. At September 30, 2002, the total of the costs deferred (stated in current year dollars) for Peoples Gas was $133.4 million; for North Shore Gas the total was $27.4 million; and for the company on a consolidated basis the total deferred was $160.8 million. Each of these amounts includes the low end of a range of costs that management estimates the utilities will incur in investigating and remediating the manufactured gas sites. Management estimates that additional costs in the following amounts are reasonably possible: for Peoples Gas, $44.2 million; for North Shore Gas, $7.5 million; for the company on a consolidated basis, $51.7 million. Management's estimates are based upon an ongoing review by management and its outside consultants of potential costs associated with conducting investigative and remedial actions at the manufactured gas sites, including updated estimates based on completed investigations or specific remedial plans. While each subsidiary intends to seek contribution from other entities for the costs incurred at the sites, the full extent of such contributions cannot be determined at this time.

Peoples Gas and North Shore Gas have filed suit against a number of insurance carriers for the recovery of environmental costs relating to the utilities' former manufactured gas operations. The suit asks the court to declare, among other things, that the insurers are liable under policies in effect between 1937 and 1986 for costs incurred or to be incurred by the utilities in connection with five of their manufactured gas sites in Chicago and Waukegan. The utilities are also asking the court to award damages stemming from the insurers' breach of their contractual obligation to defend and indemnify the utilities against these costs. The utilities have reached settlement agreements with several of the insurance carriers. The utilities are applying portions of the proceeds from these settlements to pay costs otherwise recoverable through rates. The costs deferred at September 30, 2002 have been reduced by the portions of the settlement proceeds that have yet to be applied to pay such costs. At this time, management cannot determine the timing and extent of the subsidiaries' recovery of costs from the other insurance carriers. Accordingly, the costs deferred at September 30, 2002 have not been reduced to reflect recoveries from other insurance carriers.

Management believes that the costs incurred by Peoples Gas and by North Shore Gas for environmental activities relating to former manufactured gas operations are recoverable from insurance carriers, other entities or through rates for utility service. Accordingly, management believes that the costs incurred by the subsidiaries in connection with former manufactured gas operations will not have a material adverse effect on the financial position or results of operations of the utilities. Peoples Gas and North Shore Gas are recovering the costs of environmental activities relating to the utilities' former manufactured gas operations, including carrying charges on the unrecovered balances, under rate mechanisms approved by the Commission.

B. Former Mineral Processing Site in Denver, Colorado

In 1994, North Shore Gas received a demand from the S.W. Shattuck Chemical Company, Inc. (Shattuck), a responsible party under CERCLA, for reimbursement, indemnification and contribution for response costs incurred at a former mineral processing site in Denver, Colorado (Denver site). Shattuck is a wholly owned subsidiary of Salomon, Inc. (Salomon). The demand alleges that North Shore Gas is a successor to the liability of a former entity that was allegedly responsible during the period 1934-1941 for the disposal of mineral processing wastes containing radium and other hazardous substances at the site. In 1992, the EPA issued the ROD for the Denver site. The remedy selected in the ROD consisted of the on-site stabilization, solidification and capping of soils containing radioactive wastes. In 1997, the remedial action was completed. The cost of the remedy at the site has been estimated by Shattuck to be approximately $31.0 million. Salomon has provided financial assurance for the performance of the remediation of the site.

North Shore Gas filed a declaratory judgment action against Salomon in the District Court for the Northern District of Illinois. The suit asked the court to declare that North Shore Gas is not liable for response costs at the Denver site. Salomon filed a counterclaim for costs incurred by Salomon and Shattuck with respect to the site. In 1997, the District Court granted North Shore Gas' motion for summary judgment, declaring that North Shore Gas is not liable for any response costs in connection with the Denver site.

In 1998, the United States Court of Appeals, Seventh Circuit, reversed the District Court's decision and remanded the case for determination of what liability, if any, the former entity has and therefore North Shore Gas has for activities at the site.

In 1999, the EPA announced that it was reopening the ROD for the Denver site. The EPA's announcement followed a six-month scientific/technical review by the agency of the remedy's effectiveness. In 2000, the EPA amended the ROD to require removal of the radioactive wastes from the site to a licensed off-site disposal facility. The EPA estimates that this action will cost an additional $21.5 million (representing the present worth of estimated capital costs and estimated operation and maintenance costs).

In December 2001, Shattuck entered into a proposed settlement agreement with the United States and the State of Colorado regarding past and future response costs at the site. In August 2002, the agreement was approved by the District Court for the District of Colorado. Under the terms of the agreement, Shattuck will pay, in addition to amounts already paid for response costs at the site, approximately $7.2 million in exchange for a release from further obligations at the site. The release will not apply in the event that new information shows that the remedy selected in the amended ROD is not protective of human health or the environment or if it becomes necessary to remediate contaminated groundwater beneath or emanating from the site.

North Shore Gas does not believe that it has liability for the response costs, but cannot determine the matter with certainty. At this time, North Shore Gas cannot reasonably estimate what range of loss, if any, may occur. In the event that North Shore Gas incurred liability, it would pursue reimbursement from insurance carriers, other responsible parties, if any, and through its rates for utility service.

6: Commitments and Contingencies

A. Leases

The company leases its headquarters and other office space under agreements that expire in various years through 2010. The rental obligations consist of a base rent plus operating expenses and taxes. Rental expenses under operating leases were $9.2 million, $8.7 million and $8.1 million for September 30, 2002, 2001 and 2000, respectively.

At September 30, 2002, the minimum rental commitments payable in future years under all noncancelable leases are from $4.0 million to $4.4 million a year for fiscal years 2003 through 2007 and $10.1 million for the remaining fiscal years thereafter.

B. Long-Term Commitments

Total commitments at September 30, 2002, were $223.5 million and include gas purchases, storage, transportation, computer related and miscellaneous long-term commitments and short-term capital purchase commitments.

(In Millions)	Payments Due by Period				
Contractual cash obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long-term debt[1]	$ 846.0	$ 90.0	$ —	$ —	$756.0
Operating leases	31.2	4.3	8.4	8.4	10.1
Other long-term obligations[2]	223.5	67.1	87.4	50.0	19.0
Total contractual cash obligations	$1,100.7	$161.4	$95.8	$58.4	$785.1

(1) Includes adjustable rate bonds classified as short-term debt.

(2) Includes gas purchases, storage, transportation, computer related and miscellaneous long-term commitments and short-term capital purchase commitments.

C. Guarantees and Standby Letters of Credit

As of September 30, 2002, there were $55.4 million of guarantees for debt service and operational guarantees of the company's unconsolidated equity investments or other third party obligation, which is down from $66.4 million at September 30, 2001. Standby letters of credit were $4.7 million compared to $3.2 million at September 30, 2001.

	Commitments Due by Period				
Other commercial commitments	Total Amounts Committed	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Standby letters of credit	$ 4.7	$—	$ —	$—	$ 4.7
Guarantees of unconsolidated equity investees	55.4	—	12.5	—	42.9
Total other commercial commitments	$60.1	$—	$12.5	$—	$47.6

7: Accounts Receivable

The following table presents the status of accounts receivable balances of the company's utility subsidiaries.

	Peoples Gas		North Shore Gas	
	At September 30,		At September 30,	
(Dollars in Millions)	2002	2001	2002	2001
Gross customer accounts receivable	$151.2	$263.7	$14.0	$22.8
Reserve for uncollectible accounts	31.6	44.1	0.5	1.3
Net customer accounts receivable	$119.6	$219.6	$13.5	$21.5
Reserve for uncollectible accounts as a percent of gross customer accounts receivable	20.9%	16.7%	3.6%	5.7%

At the end of fiscal 2001, Peoples Gas recorded an $8.5 million special charge to increase its reserve for uncollectible accounts to $44.1 million. This reserve balance was expected to be adequate to account for charge offs occurring over the following 12 months. At March 31, 2002, Peoples Gas' charge off expectations were still in line with the prior estimate. At that time, Peoples Gas' net charge offs for fiscal 2002 were estimated to be about $44.8 million, in line with the September 30, 2001 reserve balances. However, at June 30, 2002, Peoples Gas estimated that a larger reserve for uncollectible accounts was needed. Therefore, in the third quarter of fiscal 2002, Peoples Gas recorded a $17.0 million special charge increasing the total reserve for uncollectible accounts. This charge is in addition to the fiscal 2002 provision for uncollectibles of $34.7 million. This adjustment was based on an updated analysis, which reflected an additional quarter of credit and collection activity and customer payment experience. The company and Peoples Gas believe that with this adjustment, the reserve is adequate given what is known today. However, the reserve for uncollectible accounts remains an estimate and could require further adjustment if circumstances change. Peoples Gas is continuing its outreach efforts to its customers, is aggressively pursuing collections of past due balances and has instituted many new credit policies and procedures.

The following table details Peoples Gas' aging of accounts receivable balances.

	Total Accounts		Past Due		
(Dollars in Millions)	Receivable	Current	30-89 Days	90-149 Days	Over 150 Days
September 30, 2002	$151.2	$52.0	$21.7	$19.0	$ 58.5
Percentage	100	34	14	13	39
September 30, 2001	$263.7	$71.3	$36.9	$38.6	$116.9
Percentage	100	27	14	15	44

8: Retirement and Postretirement Benefits

The company and its subsidiaries participate in two defined benefit pension plans covering substantially all employees. These plans provide pension benefits that generally are based on an employee's length of service, compensation during the five years preceding retirement and social security benefits. Employees who began participation in the nonunion pension plan July 1, 2001 and thereafter will have their benefits determined based on their compensation during the five years preceding termination of employment and an age-based percentage credited to them for each year of their participation. The company and its subsidiaries make contributions to the plans based upon actuarial determinations and in consideration of tax regulations and funding requirements under federal law. The company also has a nonqualified pension plan that provides certain employees with pension benefits in excess of qualified plan limits imposed by federal tax law. Retiring employees have the option of receiving retirement benefits in the form of annuities or a lump sum payment.

In addition, the company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefit coverage if they reach retirement age while working for the company. The plans are funded based upon actuarial determinations and in consideration of tax regulations as well as the company's funding policy. The company accrues the expected costs of such benefits over the average remaining service lives of all employees.

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the accumulated postretirement benefit obligation, reconciliations of the beginning and ending balances of the plan assets, and the funded status of these plans for years 2002 and 2001, based on a July 1 to June 30 measurement year, are as follows:

(In Millions) For Fiscal Years	2002		2001	
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Change in benefit obligation				
Benefit obligation at beginning of measurement period	$ 453.9	$104.6	$356.0	$109.4
Service cost	13.9	3.5	11.8	4.0
Interest cost	32.0	8.0	29.2	8.6
Participant contributions	—	3.9	—	3.7
Plan amendment	(8.3)	(5.9)	59.0	(4.9)
Special benefits cost	—	—	24.9	1.3
Actuarial (gain)/loss	30.0	3.7	32.6	(6.5)
Benefits paid	(111.1)	(12.4)	(59.6)	(11.0)
Benefit obligation at end of measurement period (June 30)	$ 410.4	$105.4	$453.9	$104.6
Change in plan assets				
Market value of plan assets as of measurement period (June 30)	$ 634.1	$ 72.7	$669.5	$ 83.0
Actual return on plan assets	(38.7)	(4.7)	24.2	(5.3)
Employer contributions (including nonqualified plans)	1.0	0.1	—	2.3
Participant contributions	—	3.9	—	3.7
Benefits paid	(111.1)	(12.4)	(59.6)	(11.0)
Market value of plan assets at end of measurement period	$ 485.3	$ 59.6	$634.1	$ 72.7
Excess (deficit) of plan assets over benefit obligation	$ 74.9	$ (45.8)	$180.2	$ (31.9)
Unrecognized net transition obligation (asset)	(3.7)	35.9	(5.9)	45.6
Unrecognized prior service cost	49.3	—	61.4	—
Unrecognized net (gain) / loss	52.6	(8.9)	(86.9)	(23.8)
Contributions: July 1 to September 30	5.7	0.1	—	—
Prepaid (accrued) benefit cost at September 30	$ 178.8	$ (18.7)	$148.8	$ (10.1)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid pension cost	$ 179.7		$153.7	
Accrued benefit liability	(1.7)		(11.3)	
Intangible asset	—		1.4	
Accumulated other comprehensive income	0.8		5.0	
	$ 178.8		$148.8	

The company's nonqualified pension plan has an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation for the nonqualified plan was $7.4 million at June 30, 2002 and $11.3 million at June 30, 2001. There are no plan assets in the nonqualified plan due to the nature of the plan.

Net pension benefit cost and net postretirement benefit cost for all plans for the company for fiscal 2002, 2001 and 2000 included the following components:

Pension Benefit Cost

(In Millions) For fiscal years ended September 30	2002	2001	2000
Service cost — benefits earned during the year	$ 13.9	$ 11.8	$ 12.0
Interest cost on projected pension benefit obligation	32.0	29.2	27.9
Expected return on plan assets (gain)	(55.2)	(57.1)	(54.7)
Amortization of:			
Net transition (asset)/obligation	(1.5)	(1.8)	(2.0)
Prior service cost	3.9	1.8	0.6
Net (gain)/loss	(3.1)	(5.7)	(4.9)
Net periodic benefit cost (credit)	(10.0)	(21.8)	(21.1)
Special benefit cost due to special retirement program	—	24.9	—
Settlement accounting	(13.2)	(23.2)	(16.9)
Net pension cost (credit)	$(23.2)	$(20.1)	$(38.0)

Other Postretirement Benefit Cost

(In Millions) For fiscal years ended September 30,	2002	2001	2000
Service cost — benefits earned during the year	$ 3.5	$ 4.0	$ 4.1
Interest cost on accumulated postretirement benefit obligation	8.0	8.6	8.0
Expected return on plan assets (gain)	(5.5)	(6.3)	(6.0)
Amortization of:			
Net transition (asset)/obligation	3.8	4.2	4.2
Net (gain)/loss	(1.0)	(1.5)	(1.4)
Net periodic postretirement benefit cost	8.8	9.0	8.9
Special benefit cost due to special retirement program	—	1.3	—
Net postretirement benefit cost	$ 8.8	$10.3	$ 8.9

In 2002, 2001 and 2000, the company recognized net gains of $13.2 million, $23.2 million and $16.9 million, respectively, from the settlement of portions of pension plan obligations. In 2001, a special-benefit cost of $26.2 million ($24.9 million for pension benefit cost and $1.3 million for postretirement benefit cost) was recognized to reflect the cost of an accelerated pension payout to certain employees. (See Note 9.)

The fiscal 2002 settlement does not include a charge of $4.7 million to the nonqualified pension plan caused by the retirement of an executive officer of the company in the fourth quarter. Because the retirement occurred after the measurement year (July 1, 2001 through June 30, 2002), the cost will be recognized in the first quarter of fiscal 2003.

In the calculation of the pension benefit cost and the other postretirement benefit cost under the plans, the following actuarial assumptions were used for measurements as of June 30 and benefit costs (credits) for fiscal years beginning October 1:

	2002	2001	2000
Pension Benefits			
Discount rate	7.50%	8.00%	8.25%
Long-term rate of return on assets	9.00%	9.00%	9.00%
Assumed future compensation increases	4.00%	4.50%	4.50%
Other Postretirement Benefits			
Discount rate	7.50%	8.00%	8.25%
Long-term rate of return on assets	9.00%	9.00%	9.00%
Health care cost trend rate	5.50%	5.25%	5.25%

A decrease in the assumed discount rate of 25 basis points would have increased 2002 pension expense by $2.6 million and increased 2002 postretirement benefit expense by $0.3 million.

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point for each future year would have increased the accumulated postretirement benefit obligation at September 30, 2002, by $9.2 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.4 million annually. Decreasing the assumed health care cost trend rate by one percentage point for each future year would have decreased the accumulated postretirement benefit obligation at September 30, 2002, by $7.9 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.1 million annually.

9: Special Retirement Program

In August 2001, the company extended a voluntary special retirement offer to approximately 170 nonunion employees, excluding officers. The program was offered to employees who would complete at least 27 years of benefit service and whose age and service when added together equaled at least 79. Employees who met the criteria were given an enhancement of 3 years of age and 3 years of service to make them eligible for an unreduced pension benefit under the nonunion pension plan. The actual number of employees who accepted the program was 131 (77 percent of the eligible employees), resulting in a charge of $26.2 million to operation and maintenance ($15.8 million, net of tax) recorded in September 2001. This resulted in a nonunion workforce reduction of 7.5 percent.

As a result of the special retirement offer, approximately $68.2 million was withdrawn from pension trust assets to meet the pension payment obligation.

10: Tax Matters

A. Provision for Income Taxes

Total income tax expense as shown on the Consolidated Statements of Income is composed of the following:

(In Thousands) For fiscal years ended September 30,	2002	2001	2000
Current:			
Federal	$ 1,200	$49,248	$ 3,825
State	2,441	8,952	757
Total current income taxes	3,641	58,200	4,582
Deferred:			
Federal	37,055	(5,805)	29,902
State	6,284	(386)	7,719
Total deferred income taxes	43,339	(6,191)	37,621
Investment tax credits — net:			
Federal	(896)	(928)	(1,190)
State	237	268	182
Total investment tax credits — net	(659)	(660)	(1,008)
Total provision for income taxes	46,321	51,349	41,195
Less — Included in cumulative effect of change in accounting principle	—	(23)	—
Net provision for income taxes	$46,321	$51,372	$41,195

B. Tax Rate Reconciliation

The following is a reconciliation between the computed income tax expense (tax rate of 35 percent times book income before income tax) and the total provision for income tax expense:

For fiscal years ended September 30,	2002		2001		2000	
(Dollars in Thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Computed federal income tax expense	$47,387	35.00	$51,901	35.00	$43,448	35.00
State income taxes — net	5,825	4.30	5,743	3.87	5,627	4.53
Amortization of deferred federal taxes	(706)	(0.52)	(1,009)	(0.68)	(2,681)	(2.16)
Tax credits	(4,523)	(3.34)	(4,682)	(3.16)	(3,760)	(3.03)
Other — net	(1,662)	(1.23)	(604)	(0.40)	(1,439)	(1.15)
Total provision for income taxes	$46,321	34.21	$51,349	34.63	$41,195	33.19

C. Deferred Income Taxes

Set forth in the table below are the temporary differences which gave rise to the net deferred income tax liabilities (see Note 1F):

(In Thousands) For fiscal years ended September 30,	2002	2001
Deferred tax liabilities:		
Property — accelerated depreciation and other property-related items	$359,540	$317,734
Pension	71,328	61,258
Other	23,891	19,454
Total deferred income tax liabilities	454,759	398,446
Deferred tax assets:		
Uncollectible accounts	(13,349)	(18,201)
Alternative minimum tax	(28,700)	(11,560)
Other	(36,612)	(37,445)
Total deferred income tax assets	(78,661)	(67,206)
Net deferred income tax liabilities	$376,098[(1)]	$331,240

(1) Includes $2.1 million of net of current deferred taxes that is classified in prepayments and accounts payable on the Balance Sheet.

11: Debt Covenants

North Shore Gas' indenture relating to its first mortgage bonds contains provisions and covenants restricting the payment of cash dividends and the purchase or redemption of capital stock. At September 30, 2002, such restrictions amounted to $6.9 million out of North Shore Gas' total retained earnings of $77.7 million.

The Indenture of Mortgage, dated January 2, 1926, as supplemented, securing the First and Refunding Mortgage Bonds issued by Peoples Gas, constitutes a direct, first-mortgage lien on substantially all property owned by Peoples Gas. The Indenture, dated April 1, 1955, as supplemented, securing the first mortgage bonds issued by North Shore Gas, constitutes a direct, first-mortgage lien on substantially all property owned by North Shore Gas.

12: Long-Term Debt and Short-Term Debt

A. Issuance of Bonds

In January 2001, the company issued $325.0 million 6.9% Notes, due January 15, 2011. In April 2001, the company completed an exchange offering of all of its outstanding 6.9% Notes due January 15, 2011, for an equal amount of 6.9% Notes due January 15, 2011, Series A.

In July 2000, the company issued $100 million Variable Rate Notes (the Notes), due August 1, 2002. The average interest rate of the Notes for fiscal 2001 was 6.62 percent and 5.74 percent for fiscal 2002. The Notes were paid in full in August 2002.

In March 2000, the City of Chicago issued $175 million aggregate principal amount of adjustable rate Gas Supply Refunding Revenue Bonds — Series 2000A, Series 2000B, Series 2000C and Series 2000D (collectively, the "City of Chicago 2000 Bonds"), which were secured by an equal amount of Peoples Gas' adjustable rate 30-year First and Refunding Mortgage Bonds Series GG, Series HH, Series II and Series JJ, respectively. The proceeds were deposited with a trustee and used to redeem $175 million of aggregate principal amount of previously issued gas supply revenue bonds.

B. Adjustable Rate and Remarketable Bonds

As of September 30, 2002, Peoples Gas had a total of $202.0 million of adjustable rate bonds outstanding that mature in 2023 or 2030.

The rate of interest on the $27 million aggregate principal amount of the City of Chicago 1993 Series B Bonds, which are secured by an equal principal amount of Peoples Gas' adjustable rate First and Refunding Mortgage Bonds Series EE, was subject to adjustment annually on December 1. These bonds were converted to a weekly reset interest rate during fiscal year 2001. Owners of the Series B Bonds have the right to tender such bonds at par prior to each reset period. Peoples Gas is obligated to purchase any such bonds tendered if they cannot be remarketed. Therefore, these bonds are classified as short-term debt on the Balance Sheet.

The rates of interest on the $87.5 million aggregate principal amount of the City of Chicago 2000 Bonds are subject to adjustment each week and $87.5 million aggregate principal is adjusted during a period of at least one day but not more than 270 days (Flexible Rate Mode). Owners of the City of Chicago 2000 Bonds have the right to tender such bonds at par at each interest reset date. Peoples Gas is obligated to purchase any such bonds tendered that cannot be remarketed and, therefore, these bonds are shown as short-term debt on the Balance Sheet.

C. Sinking Fund Requirements, Maturities and Redemptions

At September 30, 2002, long-term debt sinking fund requirements and maturities for the next five years are:

(In Thousands) Fiscal Year	Peoples Energy	Peoples Gas	North Shore Gas	Consolidated
2003	$—	$75,000	$15,000	$90,000
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—

In May 2000, Peoples Gas redeemed $75 million aggregate principal amount of the City of Chicago 1990 Series A Bonds, which were secured by Peoples Gas' First and Refunding Mortgage Bonds, Series BB. Funding for redemption was provided by the proceeds from the issuance of $75 million aggregate principal amount of the City of Chicago Bonds, Series 2000C and Series 2000D, which are secured by Peoples Gas' adjustable rate First and Refunding Mortgage Bonds, Series II and Series JJ, respectively.

In April 2000, Peoples Gas redeemed $100 million aggregate principal amount of the City of Chicago 1985 Series B Bonds and City of Chicago 1985 Series C Bonds, which were secured by Peoples Gas' First and Refunding Mortgage Bonds, Series Y and Series Z, respectively. Funding for redemption was provided by the proceeds from the issuance of $100 million aggregate principal amount of the City of Chicago Bonds, Series 2000A and Series 2000B, which are secured by Peoples Gas' adjustable rate First and Refunding Mortgage Bonds, Series GG and Series HH, respectively.

D. Fair Value of Financial Instruments

At September 30, 2002, the carrying amount of the company's long-term debt of $554.0 million had an estimated fair value of $586.5 million. At September 30, 2001, the carrying amount of the company's long-term debt of $644.3 million had an estimated fair value of $656.4 million. At September 30, 2000, the carrying amount of the company's long-term debt of $419.7 million had an estimated fair value of $419.5 million. The estimated fair value of the company's long-term debt is based on yields for issues with similar terms and remaining maturities. Since Peoples Gas and North Shore Gas are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of financial instruments may not be realized by the company's shareholders.

The carrying amount of all other financial instruments approximates fair value.

E. Short-Term Debt

	Fiscal year 2002 Weighted Average Interest Rate %	Balance At September 30, 2002 (In Thousands)	Fiscal year 2001 Weighted Average Interest Rate %	Balance At September 30, 2001 (In Thousands)
Commercial Paper				
Peoples Energy	2.53	$ 3,200	5.60	$105,454
Peoples Gas	1.87	82,671	6.46	—
North Shore Gas	2.48	—	6.24	—
Bonds:				
Peoples Gas:				
Adjustable Rate Series GG, due March 1, 2030	1.55	50,000	3.34	50,000
Adjustable Rate Series HH, due March 1, 2030	1.89	50,000	3.43	50,000
Adjustable Rate Series II, due March 1, 2030	1.59	37,500	3.39	37,500
Adjustable Rate Series JJ, due March 1, 2030	1.99	37,500	3.52	37,500
Adjustable Rate Series EE, due December 1, 2023	1.57	27,000	3.37	27,000
Notes:				
Peoples Gas:				
Adjustable Rate, due December 1, 2001	3.51	—	5.17	200,000
Total Short-Term Debt		$287,871		$507,454

Short-term cash needs of Peoples Energy are met through bank loans or the issuance of short-term debt. The outstanding total amount of commercial paper and bank loans cannot at any time exceed total bank credit then in effect. At September 30, 2002 and 2001, Peoples Energy had lines of credit totaling $257.7 million and $285.0 million, respectively, of which available uncommitted credit was $254.5 million and $179.5 million, respectively. Agreements covering these lines will expire in March 2003. Such lines of credit are believed to be adequate to support projected short-term credit needs of the company. Payment for the lines of credit is by fee. In addition, the company has approximately $4.7 million and $3.2 million, respectively, of letters of credit outstanding for financial and performance guarantees. These letters of credit were supported by a $10.0 million line of credit that expired in August 2002. The company does not anticipate any need to replace the $10.0 million line of credit.

Short-term cash needs of Peoples Gas and North Shore Gas are met through intercompany loans from the company, bank loans or the issuance of short-term debt. The outstanding total amount of short-term debt cannot at any time exceed total bank credit then in effect. At September 30, 2002 and 2001, the utility subsidiaries had aggregate available lines of credit totaling $117.3 million and $90.0 million, respectively, of which available uncommitted credit was $34.6 million and $90.0 million. Agreements covering these lines expire as follows: $22.5 million in March 2003, $27.3 million in July 2003 and $67.5 million in August 2003. Such lines of credit are believed to be adequate to support projected short-term credit needs of the utility subsidiaries. Payment for the lines of credit is by fee. The credit facilities of the company and its two utilities are expected to be renewed when they expire, although the exact amount of the renewals will be evaluated at that time and may change.

13: Earnings Per Share

The following table shows average and diluted shares for computing the company's per-share amounts. The dilution is attributable to stock options outstanding under the company's Long-Term Incentive Compensation Plan (LTIC) and Directors Stock and Option Plan (DSOP). The diluted shares for the company are as follows:

(In Thousands) For fiscal years ended September 30,	2002	2001	2000
As reported shares	35,454	35,380	35,413
Effects of options	38	59	4
Diluted shares	35,492	35,439	35,417

Options for which the average stock price is lower than the grant price are considered antidilutive and, therefore, are not included in the calculation of diluted earnings per share.

14: Preferred Stock

The company has five million shares of Preferred Stock, no par value, authorized for issuance, of which none were issued and outstanding at September 30, 2002.

15: Common Stock and Stock Compensation Plans

For fiscal years ended September 30,	2002	2001	2000
Shares outstanding — beginning of year	35,398,944	35,296,205	35,489,242
Shares issued:			
Employee Stock Purchase Plan	12,921	10,373	16,685
Long-Term Incentive Compensation Plan	93,200	363,375	43,455
Directors Deferred Compensation Plan	14,488	8,166	7,622
Shares reacquired under LTIC	(61,747)	(280,075)	(12,599)
Treasury Shares issued (acquired)	1,200	900	(248,200)
Shares outstanding — end of year	35,459,006	35,398,944	35,296,205

Long-Term Incentive Compensation Plan and Directors Stock and Option Plan

	Weighted Average Option Price	Non-Qualified Stock Options
Outstanding at September 30, 1999	$36.52	288,525
Granted	35.08	212,700
Exercised	29.77	(8,400)
Forfeited	35.60	(6,200)
Outstanding at September 30, 2000	35.38	486,625
Granted	33.16	285,900
Exercised	35.19	(312,475)
Forfeited	34.54	(1,500)
Outstanding at September 30, 2001	34.13	458,550
Granted	40.90	550,500
Exercised	33.47	(42,900)
Forfeited	41.16	(7,600)
Outstanding at September 30, 2002	$37.99	958,550

Restricted stock awards granted to employees of the company and its subsidiaries during the last three fiscal years were granted under the LTIC are as follows: 2002, 50,300 shares; 2001, 50,900 shares; and 2000, 40,875 shares. Forfeitures during the same period were as follows: 2002, 0 shares; 2001, 0 shares; and 2000, 5,820 shares. At September 30, 2002, there were 1,785,580 shares available for future grant under options or restricted stock awards. The weighted average price for outstanding options was $37.99 at September 30, 2002. These options had a weighted average remaining life of eight years. At September 30, 2002, there were 385,250 stock appreciation rights (SARs) outstanding and 2,431,175 SARs available for future grant.

The grant of a restricted stock award entitles the recipient to vote the shares of company common stock covered by such award and to receive dividends thereon. The recipient may not transfer or otherwise dispose of such shares until the restrictions thereon lapse. Restricted stock awards granted to date vest in equal annual increments over a five-year period from the date of grant. The Compensation-Nominating Committee of the company's Board of Directors (or with respect to the Chief Executive Officer, subject to the approval of the nonemployee directors) may, in its sole discretion, accelerate the vesting of any restricted stock awards granted under the LTIC. If a recipient's employment with the company terminates, other than by reason of death, disability or retirement after attaining age 65, the recipient forfeits all rights to the unvested portion of the restricted stock award, unless the Compensation-Nominating Committee (with respect to the Chief Executive Officer, subject to the approval of the nonemployee directors) determines otherwise.

The grant of an option enables the recipient to purchase company common stock at a purchase price equal to the fair market value of the shares on the date the option was granted. The grant of an SAR enables the recipient to receive, for each SAR granted, cash in an amount equal to the excess of the fair market value of one share of company common stock on the date the SAR is exercised over the fair market value of one share on the date the SAR was granted. Before an option or SAR may be exercised, the recipient must generally complete 12 months of continuous employment subsequent to the grant of the option or SAR. Options and SARs may be exercised within 10 years from the date of grant, subject to earlier termination in case of death, retirement or termination of employment for other reasons.

The company grants stock options, SARs and restricted stock awards under its LTIC. The company also offers employees periodic opportunities to purchase shares of its common stock at a discount from the then current market price under its Employee Stock Purchase Plan (ESPP). The company applies Accounting Principles Board (APB) Opinion No. 25 and related Interpretations in accounting for these plans.

As of September 30, 2002, the company may sell up to 912,327 shares of common stock to its employees under the ESPP. Under the terms of this plan, all employees are eligible to purchase shares at 90 percent of the stock's market price at the date of purchase. The company sold 12,921 shares, 10,373 shares and 16,685 shares to employees in 2002, 2001 and 2000, respectively.

Under the Director Stock and Option Plan (DSOP), through fiscal 2002, on May 1 of each year that the DSOP is in effect, each nonemployee director of the company holding that position received, as part of his or her annual retainer, a stock payment of 300 shares of common stock and options to purchase 3,000 shares of common stock. The exercise price for each option equals the mean between the highest and lowest quoted selling price for the company's common stock in the New York Stock Exchange Composite Transactions on the last day in April for which the New York Stock Exchange was open for trading in the year of the grant. Options granted under the plan have a 10-year term. Stock delivered under the DSOP is made available from treasury stock.

In December, 2002, the Board of Directors, upon the recommendation of the Compensation-Nominating Committee, amended the DSOP. Under the DSOP, each nonemployee director of the company will receive, as part of his or her annual retainer beginning in May 2003, an annual award of 1,000 deferred shares of common stock of the company, which will replace the annual grant of 300 shares and 3,000 options previously provided for by the plan. Deferred shares are automatically deferred until the earlier of (i) the director's retirement from the company's Board of Directors following attaining the age of 70, (ii) one year after the director ceases to be a director of the company for any other reason, and (iii) a change of control of the company and are not delivered by the company until such date. Directors may elect to defer receipt of common stock in whole or in part for a period of time after the date on which distribution would otherwise occur by making an election to receive shares of common stock in installments no later than the calendar year prior to the year in which the distribution would otherwise occur. The director is entitled to receive amounts representing dividends from such deferred shares equal to dividends paid with respect to a like number of shares of common stock of the company. Each director can make an election from time to time as to whether to receive dividends in the form of cash payments or in the form of additional deferred shares. A bookkeeping account is maintained for each nonemployee director. Each grant of deferred shares is automatically deferred and credited to the account of the director. The account of a director who elects to receive dividends in the form of additional deferred shares is credited with a number of deferred shares determined by dividing the amount of the dividend by the mean price of a share of company common stock on the New York Stock Exchange on the dividend payment date. Deferred shares do not entitle a director to vote on any matter to be considered by the company's shareholders prior to the date of distribution of common stock and are generally not transferable other than upon a director's death.

Under APB Opinion No. 25, no compensation cost has been recognized for nonqualified stock options and shares issued under the ESPP. The compensation cost that has been charged against net income for restricted stock awards was $2,401,000, $595,000 and $396,000 for the years ended September 30, 2002, 2001 and 2000, respectively. Had compensation cost for new grants issued in each of the fiscal years for stock options (under both LTIC and DSOP), restricted stock awards and shares issued under the ESPP been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In Thousands, except per-share amounts) Fiscal Years	2002	2001	2000
Net income:			
As reported	$89,071	$96,939	$82,942
Pro forma	87,353	96,101	82,312
Earnings per average common share:			
As reported	$ 2.51	$ 2.74	$ 2.34
Pro forma	2.46	2.72	2.32

The fair value of each option grant used to determine pro forma net income is estimated as of the date of grant using a variation of the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the years ended September 30, 2002, 2001 and 2000.

Fiscal Years	2002	2001	2000
Expected volatility	24.73%	21.31%	18.45%
Dividend yield	6.2%	5.1%	6.0%
Risk-free interest rate	3.12%	5.86%	5.98%
Expected lives (years)	3	3	4
Weighted average fair value	$4.84	$3.69	$4.01

16: Advances to Elwood Partnership and Project Financing

The company had made loans and advances to Elwood for the purpose of providing construction capital for the 750-megawatt expansion of the Elwood power facility. The company accrued interest on the loans and advances at market-based interest rates. At September 30, 2001, the total advances equaled $147.6 million.

In the first quarter of fiscal 2002, Elwood obtained permanent financing for its peaking facility through a $402 million bond issuance. Elwood returned $194.7 million to the company which the company recorded as a repayment of the advances it had made to Elwood and a partial return of its capital investment in the partnership.

The Elwood permanent financing bonds are nonrecourse senior obligations that carry a coupon of 8.159%, with the final amortizing principal payment occurring in 2026. The bonds have been rated Baa3 by Moody's and BB+ by Standard & Poor's.

Under the terms of the financing, the company has guaranteed Elwood's obligation to fund a debt service reserve account for the bonds through July 2026 and up to a maximum of $16.5 million.

17: Quarterly Financial Data (Unaudited)

Quarterly financial data does not always reveal the trend of the company's business operations due to nonrecurring items and seasonal weather patterns which affect earnings, and related components of net revenues and operating income.

(In Thousands, except per-share amounts) Fiscal Quarters	Operating Revenues	Operating Income	Operating and Equity Investment Income	Net Income	Diluted Earnings Per Share
2002					
Fourth	$ 235,002	$ (1,852)	$ 10,701	$ 1,720	$ 0.05
Third (including special items)	347,149	9,256	11,587	1,336	0.04
Third (before special items)*	347,149	26,256	28,587	11,593	0.33
Second	522,835	99,596	99,018	54,994	1.55
First	377,548	64,348	60,839	31,021	0.87
2001					
Fourth (including special items)	$ 160,946	$(31,730)	$(15,235)	$(12,962)	$(0.37)
Fourth (before special items)*	160,946	(7,371)	9,124	1,734	0.05
Third	318,501	22,929	33,819	12,539	0.35
Second	1,073,789	101,956	112,963	62,225	1.76
First	716,982	68,736	73,533	35,137	0.99

* Non GAAP results.

Quarterly earnings-per-share amounts are based on the weighted average common shares outstanding for each quarter and, therefore, might not equal the amount computed for the total year.

18: Supplemental Oil and Gas Disclosures (Unaudited)

In the first quarter of fiscal 2002, the company changed its method of accounting for oil and gas properties from the full cost method to the successful efforts method (see Note 1H). Results for fiscal 2001 have been restated to reflect this change in accounting methods.

A. Oil and Gas Operations

The following table sets forth revenue and direct cost information relating to the company's oil and gas exploration and production activities. The company has no long-term agreements to purchase oil or gas production from foreign governments or authorities.

(In Thousands) For Fiscal Year Ended September 30,	2002	2001
Oil and gas production revenues(1)	$65,710	$53,988
Operating costs:		
Depreciation, depletion, amortization and impairments	27,166	22,257
Lease operating expenses	7,675	7,626
Exploration expense	981	1,982
Production taxes	3,078	5,037
Income tax	5,034	1,409
	43,934	38,311
Results of operations for producing activities (excluding corporate overhead, general and administrative costs and financing costs)	$21,776	$15,677
Amortization rate per Mcfe(2)	$ 1.40	$ 1.39

(1) Includes hedge losses of $18.7 million in 2001 and hedge gains of $9.9 million in 2002.

(2) Amortization rate per Mcfe reflects only depreciation, depletion and amortization of capitalized costs of proved oil and gas properties.

B. Costs Not Being Amortized

Following is a summary of costs excluded from depletion at September 30, 2002 by year incurred. At this time, the company is unable to predict either the timing of the inclusion of these costs and the related natural gas and oil reserves in its depletion computation or their potential future impact on depletion rates.

(In Thousands) For Fiscal Year Ended September 30,	2002	2001	Prior Years	Total
Property acquisition costs	$94	$31	$9,453	$9,578
Exploration and development	—	—	—	—
Total	$94	$31	$9,453	$9,578

C. Capitalized Costs Incurred

The following table sets forth the capitalized costs incurred in oil and gas producing activities:

(In Thousands) For Fiscal Year Ended September 30,	2002	2001
Acquisition of proved properties	$10,291	$111,607
Acquisition of unproved properties	—	8,711
Exploration	1,725	3,944
Development	30,471	19,848
Equity investments	2,689	3,838
Total	$45,176	$147,948

D. Capitalized Costs

The following table sets forth the capitalized costs and associated accumulated depreciation, depletion and amortization, including impairments, relating to the company's oil and gas production, exploration and development activities:

(In Thousands) For Fiscal Year Ended September 30,	2002	2001
Proved properties	$284,991	$232,572
Unproved properties	9,578	21,370
Total proved and unproved properties	294,569	253,942
Accumulated depreciation, depletion, amortization and impairments	(79,658)	(42,813)
Net capitalized costs	$214,911	$211,129

E. Oil and Gas Reserve Information

The company's proved oil and gas reserve quantities are based on estimates prepared by third-party independent engineering consulting firms in conjunction with the company's engineers, geologists and geophysicists in accordance with guidelines established by the SEC. The company's estimates of proved reserve quantities of its properties are prepared by Netherland, Sewell & Associates, Inc., Miller and Lents, Ltd. and Prator Bett, L.L.C.

Estimated quantities of proved oil and natural gas reserves and changes in net quantities of proved developed and undeveloped oil and natural gas reserves were as follows:

(In Thousands)	Gas MMcf	Oil MBbls	Gas Equivalent MMcfe[1]
Ending Reserves — September 30, 2000	61,948	841	66,995
Extensions, discoveries and other additions	8,269	144	9,133
Production	(13,565)	(410)	(16,025)
Purchases of reserves in place	61,699	985	67,609
Revisions of previous estimates	(2,141)	492	811
Sales of reserves on place	—	—	—
Ending Reserves — September 30, 2001	116,210	2,052	128,523
Extensions, discoveries and other additions	13,276	290	15,017
Production	(16,842)	(417)	(19,343)
Purchases of reserves in place	12,629	196	13,804
Revisions of previous estimates	(3,404)	(20)	(3,524)
Sales of reserves on place	—	—	—
Ending Reserves — September 30, 2002	121,869	2,101	134,477
Proved Developed Reserves			
End of year — September 30, 2000	55,396	728	59,764
End of year — September 30, 2001	95,729	1,452	104,441
End of year — September 30, 2002	90,548	1,412	99,020

(1) Oil reserves and production are converted to gas equivalents based on a conversion of six barrels of oil per Mcf of gas.

Oil and natural gas reserves cannot be measured exactly. Estimates of oil and natural gas reserves require extensive judgments of geologic and reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures.

Proved reserves are those quantities which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Assigning monetary values to such estimates, which require extensive judgment, does not reduce the subjectivity and changing nature of such reserve estimates. The uncertainties inherent in the disclosure of oil and gas reserves are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is therefore subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows.

F. Future Net Cash Flows

Future cash inflows are based on year-end spot prices for oil and gas and do not include the effects of hedges. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effects to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of the company's oil and gas assets, but does present a standardized measure of value disclosure concerning possible future net cash flows that would result under the assumptions used.

(In Thousands) For Fiscal Year Ended September 30,	2002	2001
Future cash flows	$486,093	$241,265
Future production and development costs	128,923	90,495
Future income tax expense	122,289	47,056
Future net cash flows	234,881	103,714
Ten percent annual discount for estimated timing of cash flows	86,283	34,507
Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves	$148,598	$ 69,207

Future income tax expense includes the effect of Section 29 tax credits for the three months ended December 31, 2002. The future net cash flows before income taxes for fiscal 2002 and 2001 are $357.2 million and $150.8 million, respectively, and after discounting at 10 percent are $227.9 million and $101.3 million, respectively.

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil, natural gas liquids and gas reserves follows:

(In Thousands) For Fiscal Year Ended September 30,	2002
Beginning of year	$ 69,207
Revisions of previous estimates	
Changes in prices and costs	110,705
Changes in quantities	(6,229)
Additions to proved reserves resulting from extensions, discoveries and improved recovery, less related costs	31,388
Purchases of reserves in place	23,417
Sales of reserves in place	—
Accretion of discount	10,135
Sales of oil and gas, net of production costs	(45,068)
Net change in income taxes	(47,155)
Timing and other	2,198
Net change	79,391
End of year	$148,598

G. Impact of Pricing

The estimates of cash flows and reserve quantities shown above are based on year-end market prices for oil and gas. Estimates of future liabilities and receivables applicable to oil and gas commodity hedges are not reflected in future cash flows from proved reserves as of the date of the reserve report.

Summary of Selected Data and Statistics

For fiscal years ended September 30,	2002	2001	2000
Common Stock Information			
Diluted earnings per share	$ 2.51[1]	$ 2.74[2]	$ 2.34[3]
Cash dividends declared per share	$ 2.07	$ 2.03	$ 1.99
Dividend payout ratio (percent)	82	74	85
Book value per share at year-end	$ 22.74	$ 22.56	$ 21.82
Market Price (year-end, closing)	$ 33.69	$ 39.76	$ 33.39
Price-earnings ratio	13.4	14.5	14.3
Basic average shares outstanding *(thousands)*	35,454	35,380	35,413
Diluted average shares outstanding *(thousands)*	35,492	35,439	35,417
Operating Results *(thousands)*			
Revenues	$1,482,534	$2,270,218	$1,417,533
Operating Income	$ 171,349[1]	$ 161,891[2]	$ 153,559[3]
Equity Investment Income	$ 10,796	$ 43,188	$ 17,694
Net Income	$ 89,071[1]	$ 96,939[2]	$ 82,942[3]
Assets at Year-end *(thousands)*			
Net Property, Plant and Equipment	$1,773,901	$1,742,738	$1,634,292
Total Assets	$2,723,647	$2,976,144	$2,490,870
Gas Distribution Capital Spending	$ 92,652	$ 97,661	$ 108,230
Diversified Businesses Capital Spending	$ 108,200	$ 166,541	$ 134,448
Capitalization at Year-end *(thousands)*			
Common equity	$ 806,324	$ 798,614	$ 770,260
Total Debt[5]	$ 931,885	$1,251,762	$ 987,877
Total Capitalization	$1,360,338	$1,442,922	$1,189,923
Financial Ratios *(percent)*			
Total debt to total debt plus equity[5]	54	61	56
Return on common equity at year-end	11.1	12.1	10.8
Degree Days	5,639	6,713	5,650
Percent of normal (6,427, 6,536)	88	104	86
Gas Distribution Deliveries: *(MDth)*			
Sales	134,237	150,929	140,791
Transportation	90,376	98,286	98,810
Total Gas Distribution Deliveries	224,613	249,215	239,601
Gas Distribution Customers: *(average)*			
Sales	971,224	977,112	970,924
Transportation	20,968	20,150	17,213
Total Gas Distribution Customers	992,192	997,262	988,137
Total Retail Energy Services Customers (year-end)	11,388	13,780	11,649
Oil & Gas Proved Reserves (Bcfe)	134.5	128.5	67.0
Average Production (MMcfed)	53.0	43.9	32.2
Megawatt Capacity	805	675	300

(1) Includes a $0.29 per share charge ($10.3 million) related to the company's adjustment to its reserve for uncollectible accounts.

(2) Includes $0.41 per share net charges ($14.7 million) related to the company's special retirement program, reversal of the reserve for mercury-related costs and an adjustment to its reserve for uncollectible accounts.

(3) Includes $0.27 per share charges ($9.7 million) related to the company's mercury investigation and remediation program.

(4) Includes a $0.22 per share credit ($7.8 million) related to elimination of the decommissioning reserve associated with the 1995 retirement of its synthetic natural gas plant.

(5) Total debt includes both long-term and short-term debt.

1999	1998	1997	1996	1995	1994	1993
$ 2.52[4]	$ 2.25	$ 2.81	$ 2.96	$ 1.78	$ 2.13	$ 2.11
$ 1.95	$ 1.91	$ 1.87	$ 1.83	$ 1.80	$ 1.80	$ 1.78
77	85	67	62	101	84	84
$ 21.57	$ 20.94	$ 20.43	$ 19.48	$ 18.38	$ 18.39	$ 18.05
$ 35.19	$ 36.00	$ 37.69	$ 34.00	$ 27.50	$ 26.25	$ 31.88
14.0	16.0	13.4	11.5	15.4	12.3	15.1
35,477	35,257	35,000	34,942	34,901	34,854	34,809
35,490	35,276	35,026	34,967	34,902	34,855	34,815
$1,194,381	$1,132,728	$1,273,689	$1,198,677	$1,033,401	$1,279,488	$1,258,941
$ 150,637	$ 158,406	$ 188,138	$ 189,034	$ 137,311	$ 133,869	$ 150,609
$ 8,874	$ 345	$ (110)	$ 346	$ 152	$ 189	—
$ 89,316[4]	$ 79,394	$ 98,404	$ 103,438	$ 62,154	$ 74,399	$ 73,375
$1,514,412	$1,446,614	$1,402,230	$1,381,079	$1,373,069	$1,341,932	$1,318,016
$2,095,707	$1,904,453	$1,820,805	$1,783,750	$1,822,492	$1,809,286	$1,765,870
$ 130,288	$ 105,776	$ 86,287	$ 88,447	$ 96,064	$ 86,535	$ 133,247
$ 99,163	$ 38,357	$ 7,434	$ —	$ —	$ —	$ —
$ 765,381	$ 741,332	$ 716,499	$ 681,185	$ 641,694	$ 641,378	$ 628,451
$ 650,734	$ 535,904	$ 529,814	$ 529,689	$ 626,774	$ 630,975	$ 600,675
$1,287,115	$1,257,936	$1,243,503	$1,208,249	$1,263,568	$1,267,453	$1,156,526
46	42	43	44	49	49	49
11.7	10.7	13.7	15.2	9.7	11.6	11.7
5,646	5,564	6,806	7,080	5,897	6,701	6,679
86	85	104	108	90	103	102
139,331	142,821	173,198	188,321	157,709	176,407	178,007
105,657	104,689	107,530	112,348	106,352	102,023	99,607
244,988	247,510	280,728	300,669	264,061	278,430	277,614
959,066	957,903	965,279	964,651	961,536	960,343	959,121
23,604	17,934	10,959	11,348	10,934	10,247	9,734
982,670	975,837	976,238	975,999	972,470	970,590	968,855
16,648	19,749	52	—	—	—	—
27.0	8.0	—	—	—	—	—
11.2	2.4	—	—	—	—	—
—	—	—	—	—	—	—

Investor Information

Corporate Information

Corporate news releases, Forms 10-K and 10-Q, the Annual Report and other information about the company are available through the Internet at www.PeoplesEnergy.com.

Corporate Headquarters

130 East Randolph Drive
Chicago, IL 60601

Investor Inquiries

Security analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact: Mary Ann Wall, Manager of Investor Relations, at 312-240-7534.

Annual Meeting of Shareholders

Peoples Energy's 2003 Annual Meeting of Shareholders will be held Friday, February 28, 2003, at the Harris Trust and Savings Bank in Chicago, Illinois.

Common Stock Listing

Peoples Energy's common stock is listed on the New York, Chicago and Pacific Stock Exchanges. Trading symbol: PGL; NYSE Composite Form: "PeopEn."

Quarterly Common Stock Prices and Dividends Declared Per Common Share

Fiscal	Stock Price			Dividends
Quarters	High	Low	Close	Declared
2002				
Fourth	$37.97	$27.80	$33.69	$0.52
Third	40.45	36.05	36.46	0.52
Second	39.98	35.25	39.38	0.52
First	42.94	35.40	37.93	0.51
2001				
Fourth	$40.75	$34.35	$39.76	$0.51
Third	42.30	37.80	40.20	0.51
Second	44.63	35.88	38.87	0.51
First	46.94	31.75	44.75	0.50

Stockholder Information

Shareholders with inquiries relating to stockholder records, stock transfers, changes of ownership, changes of address, dividend payments and direct deposit of quarterly dividends into checking or savings accounts should be directed to Peoples Energy's transfer agent and registrar:

LaSalle Bank N.A.
P.O. Box LL.
135/1811
Chicago, IL 60690-9882
1-800-228-6888

Dividends

Peoples Energy and its predecessor companies have paid continuous dividends since 1939.

Payments are usually made on or about the 15th day of January, April, July and October. You may elect to have your dividends reinvested, receive a check or have your dividends electronically deposited directly into your checking or savings account. You may obtain a direct deposit application by contacting our transfer agent, LaSalle Bank N.A.

Direct Purchase and Investment Plan

You may purchase Peoples Energy common stock directly through this plan without incurring brokerage fees. The plan allows you to make optional cash investments as well as reinvest all or a portion of your dividends. The plan also allows participants to make regular monthly investments by electronic funds transfers from their checking or savings accounts into the Direct Purchase Plan. Contact our transfer agent, LaSalle Bank N.A., for a prospectus describing the plan.

Eliminate Multiple Mailings

If you want to help us reduce costs by eliminating multiple mailings of the Annual Report, contact our transfer agent, LaSalle Bank N.A. Your requests will not affect the distribution of dividend payments or proxy materials, which will continue to be sent to each account.

Officers

Peoples Energy Corporation

Thomas M. Patrick
Chairman of the Board, President and Chief Executive Officer

Donald M. Field
Executive Vice President

James Hinchliff
Senior Vice President and General Counsel

William E. Morrow
Executive Vice President

Thomas A. Nardi
Senior Vice President, Chief Financial Officer and Treasurer

Katherine A. Donofrio
Senior Vice President

Desiree G. Rogers
Senior Vice President

Willard S. Evans, Jr.
Vice President

Peter H. Kauffman
Assistant General Counsel and Secretary

Kevin J. O'Connell
Vice President

Douglas M. Ruschau
Vice President

Rodrigo A. Sierra
Vice President

Linda M. Kallas
Assistant Vice President and Controller

Judith L. Pokorny
Assistant Vice President and Chief Risk Officer

Gas Distribution Subsidiaries

(The Peoples Gas Light and Coke Company — North Shore Gas Company)

Thomas M. Patrick
Chairman of the Board and Chief Executive Officer

Donald M. Field
President and Chief Operating Officer

James Hinchliff
Senior Vice President and General Counsel

William E. Morrow
Executive Vice President

Thomas A. Nardi
Senior Vice President, Chief Financial Officer and Treasurer

Katherine A. Donofrio
Senior Vice President

Desiree G. Rogers
Senior Vice President

Charles L. Thompson
Senior Vice President

Willard S. Evans, Jr.
Vice President

Peter H. Kauffman
Assistant General Counsel and Secretary

Douglas M. Ruschau
Vice President

Gerard T. Fox
Assistant General Counsel

Linda M. Kallas
Assistant Vice President and Controller

Diversified Business Subsidiaries

Officers of All Diversified Business Subsidiaries:

Thomas M. Patrick
Chairman of the Board and Chief Executive Officer

James Hinchliff
Senior Vice President and General Counsel

Thomas A. Nardi
Senior Vice President, Chief Financial Officer and Treasurer

Peter H. Kauffman
Assistant General Counsel and Secretary

Douglas M. Ruschau
Vice President

Linda M. Kallas
Assistant Vice President and Controller

Additional Officers of the Diversified Business Subsidiaries:

Peoples Energy Resources

William E. Morrow
President

Curtis Cole
Vice President

Timothy J. Hermann
Assistant Vice President

Peoples Energy Services

Ann DeBortoli
Assistant Vice President

Peoples Energy Production

Steven W. Nance
President

Paul E. Babcock
Vice President

Clayton A. Carrell
Vice President

Larry L. Parish
Vice President

M. Binney Williamson
Vice President

Board of Directors and Committees of the Board

Board of Directors

James R. Boris
Chairman,
JB Capital Management, LLC
Director since 1999

William J. Brodsky
Chairman of the Board and
Chief Executive Officer,
The Chicago Board Options Exchange
Director since 1997

Pastora San Juan Cafferty
Professor, University of Chicago
Director since 1988

Dipak C. Jain
Dean of Northwestern University's
Kellogg School of Management
Director since 2002

Homer J. Livingston, Jr.
Chairman of the Board,
Evanston Northwestern Healthcare
Director since 1989

Lester H. McKeever
Managing Principal of Washington,
Pittman and McKeever, LLC
Director since 1999

Thomas M. Patrick
Chairman of the Board,
President and
Chief Executive Officer,
Peoples Energy Corporation
Director since 1998

Richard P. Toft
Former Non-executive Chairman,
Alleghany Asset Management, Inc.
Director since 1988

Arthur R. Velasquez
Chairman, President and
Chief Executive Officer,
Azteca Foods, Inc.
Director since 1985

Committees of the Board

Executive Committee

Thomas M. Patrick, Chairman
James R. Boris
William J. Brodsky
Pastora San Juan Cafferty
Dipak C. Jain
Homer J. Livingston, Jr.
Lester H. McKeever
Richard P. Toft
Arthur R. Velasquez

Audit Committee

William J. Brodsky, Chairman
James R. Boris
Pastora San Juan Cafferty
Lester H. McKeever
Arthur R. Velasquez

Compensation-Nominating Committee

Homer J. Livingston, Jr., Chairman
James R. Boris
William J. Brodsky
Dipak C. Jain
Richard P. Toft

Public Policy Committee

Pastora San Juan Cafferty, Chairman
Dipak C. Jain
Homer J. Livingston, Jr.
Lester H. McKeever
Richard P. Toft
Arthur R. Velasquez

Customers

Caring for the people who fuel our progress



Building Stronger Communities

Peoples Energy is a long-time supporter of initiatives that improve the quality of life for local residents as well as the relationship between the customer and the company. This commitment stems from the fundamental belief that a good corporate citizen has a civic obligation to give back to the communities and customers it serves.

Customers
Caring for the people who fuel our progress

Corporate Contributions
Through its Corporate Contributions program, the company supports a diverse array of agencies and initiatives committed to meeting two critical community needs: education and neighborhood development. For fiscal 2003, the company has earmarked more than $1 million in grants for organizations that offer programs and services in these areas.



Education
Peoples Energy recognizes that Chicago's future economic vitality depends on the quality of learning in our schools. Today's children are tomorrow's employees, customers, and taxpayers. With this in mind, the company sees great value in supporting activities that enhance local education—whether it's through basic literacy and school readiness programs, special training for teachers, business-school partnerships, early intervention efforts, or cultural enrichment initiatives. Examples of company-supported education programs include:

- The Lincoln Park Traveling Zoo, one of the few zoo programs in the country designed to bring animals into communities and classrooms.
- Advocate Bethany Hospital's Adopt-A-School Program, a program that provides preventative health care and immunizations to elementary schools on the West Side of Chicago.
- "Reading is Art-rageous," the Chicago Public Library summer reading program that introduced the joy of recreational reading to thousands of public school children across the city.

The company also supports 28 organizations that work actively with Chicago Public Schools and 25 groups that provide after-school mentoring programs.



Neighborhood Development

Peoples Energy believes strongly in promoting economic vitality. Strengthening neighborhoods, however, is no simple matter, requiring the involvement of social service agencies, economic development groups, housing programs, job training specialists, and community organizers. To optimize the impact of its corporate giving, Peoples Energy supports a wide range of organizations dedicated to revitalizing neighborhoods and providing essential services to the neediest residents. Among these organizations are:

- The Bickerdike Redevelopment Corporation, an organization committed to creating affordable housing and new jobs in Chicago's Humboldt Park and West Town communities.
- Communities Services West, which provides job training for high school students at risk for dropping out of classes.
- Rainbow House, a source of shelter, counseling, and support for victims of domestic violence and their children.

Employee Involvement

Peoples Energy encourages and supports the active involvement of its employees in volunteerism and individual giving. Employees—who reside in all corners of Chicagoland—act as ambassadors within their communities and maximize the company's positive impact throughout its service areas. In fulfilling its mission to make metropolitan Chicago a better place to live and work, Peoples Energy partners with its employees in two important ways.

Employee Volunteer Program

Peoples Energy leverages the time and talent of its workforce to undertake at least one major volunteer activity annually and coordinate numerous smaller events throughout the year. The major volunteer project for fiscal 2002 took place at the Marcy-Newberry Center, a social services agency, where more than 220 employees wielded brooms, mops, paintbrushes, and power tools as they repaired and refurbished the facility.



Matching Gifts

Peoples Energy promotes giving among employees, enhancing the value of their donations by matching financial contributions to nonprofit organizations up to $2,500 annually. In fiscal 2002, the company matched almost $135,000 in employee gifts to institutions in five qualifying categories—colleges and universities, private primary and secondary schools, cultural institutions, social and human service agencies, and hospitals and health care agencies.

Helping Customers in Need

Peoples Energy is committed to helping customers in need maintain their gas service. Our policy of working closely with customers on a case-by-case basis and addressing their unique circumstances allows for flexibility and often resolution. Having official company representation within the communities is also critical to assisting customers. More than ever, the company is developing strong relationships with municipal officials and departments, community organizations and churches.

Share the Warmth Program

Through the Share the Warmth program, eligible households can receive grants to help pay heating bills during the winter. Contributions for this program are solicited from customers and employees, with the company matching those donations, up to $125,000. Administered by the Salvation Army, the Share the Warmth program awarded grants totaling $190,000 to 1,100 families in fiscal 2002.

"Don't Wait" Campaign

In summer of 2002, Peoples Energy launched an intensive campaign encouraging customers to prepare for winter by making payment arrangements, seeking financial assistance and undertaking energy conservation efforts—before the winter heating season began.

In a parallel initiative, Peoples Energy began holistically tackling the problem of landlords who have failed to pay their utility bills. The company contacted the tenants of these landlords and urged them to contact City of Chicago officials to ensure that gas service to their building was not jeopardized.

Community Presence

Peoples Energy reaches out to customers through its Community Relations representatives, who regularly attend local community and aldermanic meetings. Serving as the face of Peoples Energy, these representatives share information about utility programs, address community concerns, and speak firsthand with customers. The Community Relations staff is committed to building strong relationships with local leaders and establishing efficient channels for managing and resolving special needs cases.


Lincoln Park's

Enhancing Customer Relationships

Peoples Energy recognizes the important role it plays in the everyday lives of its customers. That's why the company is continually improving its customer service to meet the changing needs and priorities of its customers. Doing business with Peoples Energy has never been more convenient, and customers have more options than ever for managing their accounts, including the ability to choose a non-utility gas supplier.

Extended Hours

Thanks to extended call center hours, customers can reach a utility telephone representative at a time that's most convenient for them.

Multilingual Customer Service

In recognition of the ethnic diversity within its service areas, Peoples Energy employs customer service representatives who can converse with clients in such languages as Spanish, Polish, Mandarin, Cantonese, and Tagalog. The company also prints many of its customer materials such as posters, flyers and bill inserts in Spanish.

Online Account Management

Customers can now use their Web browser to complete many common transactions such as applying for new service, terminating service, enrolling in the budget payment plan, or entering a meter reading. It's as simple as going to PeoplesEnergy.com and visiting the My Account page in the Residential section of the Web site. In fiscal 2003, customers will be able to pay their bills online.



Payment Options

Offering a variety of methods for paying gas bills is another way Peoples Energy makes life easier for customers—with options that eliminate check writing and make bills easier to manage year-round.

- **The Budget Payment Plan** allows customers to eliminate winter gas bill spikes and pay a level amount each month. Enrollment can be completed by going to PeoplesEnergy.com or calling Customer Relations.
- **The Automatic Payment Plan** ensures customers won't miss a gas bill payment; monthly charges are deducted automatically from their checking or savings account.
- **Credit Card and Debit Card Payments** are another alternative. Customers can arrange to have gas bill payments charged automatically to their Visa, MasterCard, Discover, or debit card.

Choices For You[sm]

Since the 1980s, large industrial firms have been able to shop among competing energy marketers for the best-priced gas supplies. With the *Choices For You*[sm] program, launched in 2002, now Peoples Energy's residential customers also have access to choice. Residential customers can choose from two suppliers other than Peoples Gas or North Shore Gas. Nonutility suppliers may offer pricing options not available from the utility.

Board of Directors



Board members from left to right: Livingston, Jr., Patrick, Boris, Toft, Velasquez, Brodsky, Cafferty, Jain, McKeever.

Homer J. Livingston, Jr., 67, serves as lead director and has been on the board since 1989. Mr. Livingston is Chairman of the Board of Evanston Northwestern Healthcare. During his career in the commercial and investment banking industry, he has also served as president and CEO of the Chicago Stock Exchange, president and CEO of LaSalle National Bank of Chicago and as the Trustee of the Southern Pacific Railroad.

Thomas M. Patrick, 57, has been on the board since 1998 and is currently chairman, president, and CEO of Peoples Energy Corporation. During his 26-year career at Peoples Energy, he has served as deputy general counsel, vice president of Regulatory Affairs and Gas Supply and executive vice president. Mr. Patrick is also active in civic affairs and serves as a director of the Chicago Urban League and the Adler Planetarium.

James R. Boris, 58, has been on the board since 1999 and is chairman of JB Capital Management, LLC, a private investment firm. He is also currently a director of VIE Financial Group, Inc. During his career in financial services, he was most recently chairman and chief executive officer of EVEREN Securities, Inc. Prior to that, he served on the board of directors of the Kemper Financial Companies, Inc.; PaineWebber, Inc.; and Shearson Lehman Brothers, Inc.

Richard P. Toft, 66, has been on the board since 1988 and is a director of Capitol Transamerica Corporation, and Underwriters Laboratories, Inc. During his career in investment management and financial services, he served as chairman, president, and CEO of Alleghany Asset Management, Incorporated, Chairman of the Board of Chicago Title Corporation and was Chairman and CEO of its predecessor company, Chicago Title & Trust Co. He has also served as a director of The Cologne Life Reinsurance Company, Allegheny Underwriting Holdings, Ltd., Fidelity National Financial, Inc. and Dominion Life Insurance Company.

Arthur R. Velasquez, 64, has been on the board since 1985 and is currently chairman, president, and CEO of Azteca Foods, Inc., one of the largest Mexican food manufacturing companies in the Midwest. He also serves as a director on the board of LaSalle Bank, N.A.

William J. Brodsky, 58, has been on the board since 1997 and is the chairman and CEO of The Chicago Board Options Exchange. Mr. Brodsky also serves on the Board of the International Advisory Committee of the Federal Reserve Bank of New York; the Board of Directors of the Sustainable Forestry Management Limited, a private company; and the Board of Directors of the Futures Industry Association. During his career in the securities and futures industries, he has held executive posts at the American Stock Exchange and the Chicago Mercantile Exchange.

Pastora San Juan Cafferty, Ph.D., 62, has been on the board since 1988 and has been a professor at the University of Chicago for more than 20 years. Her distinguished career as a scholar has covered the fields of cultural diversity, social institutions, and community organization and development. Mrs. Cafferty is also a director of Bankmont Financial Corp. and its subsidiaries, Harris Bankcorp, Inc. and Harris Trust and Savings Bank, Kimberly-Clark Corporation, and Waste Management, Inc.

Dipak C. Jain, 45, has been on the board since 2002 and is dean of Northwestern University's Kellogg School of Management, where he has been a member of the faculty for over 15 years. Mr. Jain is also the Sandy & Morton Goldman Professor of Entrepreneurial Studies and a Professor of Marketing at Kellog (since 1994) and a visiting Professor of Marketing, Sasin Graduate Institute of Business Administration, Chulalongkorn University; Bangkok (since 1989).

Lester H. McKeever, 68, has been on the board since 1999. Mr. McKeever, an attorney and certified public accountant is the managing principal of Washington, Pittman & McKeever, LLC, certified public accountants and management consultants and chairman of Advanced Data Concepts. Mr. McKeever has been active in civic and charitable affairs and recently completed a three-year term as chairman of the board of directors of the Federal Reserve Bank of Chicago. Mr. McKeever is a director and President of Associates Racing Association, Secretary of Maywood Park Trotting Association and a director of Balmoral Park. Mr. McKeever also is a director of Photogen Technologies, Inc., The Lou Holland Trust-Growth Fund and MBIA Insurance Corporation of Illinois.

For committee assignments, see page 70.



PEOPLES ENERGY.



Peoples Energy
130 East Randolph Drive
Chicago, Illinois 60601

www.PeoplesEnergy.com